FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Management's Report on Internal Control over Financial Reporting

2.	Reports of Independent Registered Public Accounting Firm

3.	Financial Statements and Notes thereto (U.S. GAAP)

4.	Management’s Discussion and Analysis (U.S. GAAP)

5.	Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings

6.	Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

Management’s Report on Internal Control over Financial Reporting

Item 1

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2010.
KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 and has also expressed an unqualified audit opinion on the Company's 2010 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 9, 2011.

(s) Claude Mongeau
President and Chief Executive Officer

February 9, 2011

(s) Luc Jobin
Executive Vice-President and Chief Financial Officer

February 9, 2011

Report of Independent Registered Public Accounting Firm
Item 2
To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with generally accepted accounting principles in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 9, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(s) KPMG LLP*
Chartered Accountants

Montreal, Canada February 9, 2011 *CA Auditor permit no. 23443

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 9, 2011 expressed an unqualified opinion on those consolidated financial statements.

(s) KPMG LLP*
Chartered Accountants

Montreal, Canada February 9, 2011 *CA Auditor permit no. 23443

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Consolidated Statement of Income U.S. GAAP
Item 3
In millions, except per share data	Year ended December 31,	2010	2009	2008

Revenues		$8,297	$7,367	$8,482

Operating expenses
Labor and fringe benefits		1,744	1,696	1,674
Purchased services and material		1,036	1,027	1,137
Fuel		1,048	820	1,456
Depreciation and amortization		834	790	725
Equipment rents		243	284	262
Casualty and other		368	344	334
Total operating expenses		5,273	4,961	5,588

Operating income		3,024	2,406	2,894

Interest expense		(360)	(412)	(375)
Other income (Note 13)		212	267	26
Income before income taxes		2,876	2,261	2,545

Income tax expense (Note 14)		(772)	(407)	(650)
Net income		$2,104	$1,854	$1,895

Earnings per share (Note 16)
Basic		$4.51	$3.95	$3.99
Diluted		$4.48	$3.92	$3.95

Weighted-average number of shares
Basic		466.3	469.2	474.7
Diluted		470.1	473.5	480.0

See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income U.S. GAAP

In millions	Year ended December 31,	2010	2009	2008

	Net income	$2,104	$1,854	$1,895

	Other comprehensive income (loss) (Note 19)
	Foreign exchange gain (loss) on:
	Translation of the net investment in foreign operations	(330)	(998)	1,259
	Translation of US dollar-denominated long-term debt designated as
	a hedge of the net investment in U.S. subsidiaries	315	976	(1,266)

	Pension and other postretirement benefit plans (Note 12):
	Net actuarial loss arising during the year	(931)	(868)	(452)
	Prior service cost arising during the year	(5)	(2)	(3)
	Amortization of net actuarial loss (gain) included in net periodic benefit cost (income)	1	2	(2)
	Amortization of prior service cost included in net periodic benefit cost (income)	2	5	21

	Derivative instruments (Note 18)	(1)	-	-

	Other comprehensive loss before income taxes	(949)	(885)	(443)

	Income tax recovery	188	92	319

	Other comprehensive loss	(761)	(793)	(124)
	Comprehensive income	$1,343	$1,061	$1,771

	See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet U.S. GAAP

In millions	December 31,	2010	2009

Assets

Current assets
Cash and cash equivalents		$490	$352
Accounts receivable (Note 4)		775	797
Material and supplies		210	170
Deferred income taxes (Note 14)		53	105
Other		62	66
Total current assets		1,590	1,490

Properties (Note 5)		22,917	22,630
Intangible and other assets (Note 6)		699	1,056

Total assets		$25,206	$25,176

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 7)		$1,366	$1,167
Current portion of long-term debt (Note 9)		540	70

Total current liabilities		1,906	1,237

Deferred income taxes (Note 14)		5,152	5,119
Other liabilities and deferred credits (Note 8)		1,333	1,196
Long-term debt (Note 9)		5,531	6,391

Shareholders’ equity
Common shares (Note 10)		4,252	4,266
Accumulated other comprehensive loss (Note 19)		(1,709)	(948)
Retained earnings		8,741	7,915

Total shareholders’ equity		11,284	11,233

Total liabilities and shareholders’ equity		$25,206	$25,176

On behalf of the Board:

David G. A. McLean	Claude Mongeau
Director	Director

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders’ Equity U.S. GAAP

	Issued and		Accumulated
	outstanding		other		Total
	common	Common	comprehensive	Retained	shareholders’
In millions	shares	shares	loss	earnings	equity

Balances at December 31, 2007	485.2	$4,283	$(31)	$5,925	$10,177

Net income	-	-	-	1,895	1,895
Stock options exercised and other (Notes 10, 11)	2.4	68	-	-	68
Share repurchase programs (Note 10)	(19.4)	(172)	-	(849)	(1,021)
Other comprehensive loss (Note 19)	-	-	(124)	-	(124)
Dividends ($0.92 per share)	-	-	-	(436)	(436)
Balances at December 31, 2008	468.2	4,179	(155)	6,535	10,559

Net income	-	-	-	1,854	1,854
Stock options exercised and other (Notes 10, 11)	2.8	87	-	-	87
Other comprehensive loss (Note 19)	-	-	(793)	-	(793)
Dividends ($1.01 per share)	-	-	-	(474)	(474)
Balances at December 31, 2009	471.0	4,266	(948)	7,915	11,233

Net income	-	-	-	2,104	2,104
Stock options exercised and other (Notes 10, 11)	3.4	124	-	-	124
Share repurchase program (Note 10)	(15.0)	(138)	-	(775)	(913)
Other comprehensive loss (Note 19)	-	-	(761)	-	(761)
Dividends ($1.08 per share)	-	-	-	(503)	(503)
Balances at December 31, 2010	459.4	$4,252	$(1,709)	$8,741	$11,284

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows                                                 U.S. GAAP

In millions Year ended December 31,	2010	2009	2008

Operating activities
Net income	$2,104	$1,854	$1,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	834	790	725
Deferred income taxes (Note 14)	418	138	230
Gain on disposal of property (Notes 5, 13)	(152)	(226)	-
Changes in operating assets and liabilities:
Accounts receivable (Note 4)	(3)	39	(432)
Material and supplies	(43)	32	(23)
Accounts payable and other	285	(204)	(127)
Other current assets	13	77	37
Other, net	(457)	(221)	(274)
Net cash provided by operating activities	2,999	2,279	2,031

Investing activities
Property additions	(1,586)	(1,402)	(1,424)
Acquisitions, net of cash acquired (Note 3)	-	(373)	(50)
Disposal of property (Note 5)	168	231	-
Other, net	35	107	74
Net cash used in investing activities	(1,383)	(1,437)	(1,400)

Financing activities
Issuance of long-term debt	-	1,626	4,433
Repayment of long-term debt	(184)	(2,109)	(3,589)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized (Note 11)	115	73	54
Repurchase of common shares (Note 10)	(913)	-	(1,021)
Dividends paid	(503)	(474)	(436)
Net cash used in financing activities	(1,485)	(884)	(559)

Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents	7	(19)	31

Net increase (decrease) in cash and cash equivalents	138	(61)	103

Cash and cash equivalents, beginning of year	352	413	310

Cash and cash equivalents, end of year	$490	$352	$413

Supplemental cash flow information
Net cash receipts from customers and other	$8,404	$7,505	$8,012
Net cash payments for:
Employee services, suppliers and other expenses	(4,334)	(4,323)	(4,935)
Interest	(366)	(407)	(396)
Personal injury and other claims (Note 17)	(64)	(112)	(91)
Pensions (Note 12)	(427)	(139)	(134)
Income taxes (Note 14)	(214)	(245)	(425)
Net cash provided by operating activities	$2,999	$2,279	$2,031
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements U.S. GAAP

Canadian National Railway Company, together with its wholly owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues
Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. The allocation of revenues between reporting periods is based on the relative transit time in each period with expenses being recorded as incurred. Revenues related to non-rail transportation services are recognized as service is performed or as contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign currency
All of the Company’s United States (U.S.) operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (see Note 19 – Accumulated other comprehensive loss).
The Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to the bad debt expense in the Consolidated Statement of Income.  Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds

Notes to Consolidated Financial Statements U.S. GAAP

on sale and the fair value of the retained interest in such receivables on the date of transfer. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

G. Properties
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other structures are capitalized to the extent they meet the Company’s capitalization criteria. Major overhauls and large refurbishments of equipment are also capitalized when they result in an extension to the service life or increase the functionality of the asset.  Repair and maintenance costs are expensed as incurred.
The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class.
In accordance with the group method of depreciation, upon sale or retirement of properties in the normal course of business, cost less net salvage value is charged to accumulated depreciation. As a result, no gain or loss is recognized in income under the group method as it is assumed that the assets within the group, on average, have the same life and characteristics and therefore, that gains or losses offset over time. For retirements of depreciable properties that do not occur in the normal course of business, a gain or loss may be recognized if the retirement varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.
Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant rail line sales are recognized in income when the asset meets the criteria for classification as held for sale, whereas losses resulting from significant rail line abandonments are recognized in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.
The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows.  Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

H. Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

I. Pensions
Pension costs are determined using actuarial methods.  Net periodic benefit cost is charged to income and includes:
(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year;
(ii)	the interest cost of pension obligations;
(iii)	the expected long-term return on pension fund assets;
(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and
(v)
the amortization of cumulative net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Notes to Consolidated Financial Statements U.S. GAAP

J. Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.
The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

K. Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.
In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

L. Environmental expenditures
Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed unless they can contribute to current or future operations. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

M. Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income or Other comprehensive income (loss). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

N. Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in net income or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

O. Stock-based compensation
The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the fair value based approach for cash settled awards. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. See Note 11 – Stock plans, for the assumptions used to determine fair value and for other required disclosures.

P. Recent accounting pronouncement
The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal year beginning on or after January 1, 2011. However, National

Notes to Consolidated Financial Statements U.S. GAAP

Instrument 52-107 issued by the Ontario Securities Commission allows foreign issuers, as defined by the U.S. Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP.  As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP. The SEC has issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers which stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014.  Should the SEC make such a decision, the Company will convert its reporting to IFRS at such time.

2 – Accounting changes

Accounting standard updates effective in 2010 that were issued by the Financial Accounting Standards Board (FASB) had no significant impact on the Company’s consolidated financial statements.

2009
Business Combinations
On January 1, 2009, the Company adopted the new requirements of the FASB Accounting Standards Codification (ASC) 805, “Business Combinations,” relating to the accounting for business combinations (previously Statement of Financial Accounting Standards (SFAS) No. 141 (R)), which became effective for acquisitions with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Until December 31, 2008, the Company was subject to the requirements of SFAS No. 141, “Business Combinations,” which required that acquisition-related costs be included as part of the purchase cost of an acquired business. As such, the Company had reported acquisition-related costs in Other current assets pending the closing of its acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which had been subject to an extensive U.S. Surface Transportation Board (STB) approval process. On January 31, 2009, the Company completed its acquisition of the EJ&E and accounted for the acquisition under the revised standard. The Company incurred acquisition-related costs, including costs to obtain regulatory approval of approximately $49 million, which were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 pursuant to FASB ASC 805 requirements. At the time of adoption, this change in accounting policy had the effect of decreasing net income by $28 million ($0.06 per basic or diluted earnings per share) and Other current assets by $46 million. This change had no effect on the Consolidated Statement of Cash Flows. Disclosures prescribed by FASB ASC 805 are presented in Note 3 – Acquisitions.

3 – Acquisitions

2009
On January 31, 2009, the Company acquired the principal rail lines of the EJ&E, a short-line railway that operated over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (C$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to FASB ASC 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 (see Note 2 – Accounting changes).

Notes to Consolidated Financial Statements U.S. GAAP

The following table summarizes the consideration paid for EJ&E and the fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date:

In US millions	At January 31, 2009
Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	$4
Properties	310
Current liabilities	(4)
Other noncurrent liabilities	(10)
Total identifiable net assets	$300

The 2009 revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to December 31, 2009, were $74 million and $12 million, respectively.

2008
The Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition included:
(i) Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway;
(ii) New Brunswick East Coast Railway, a 196-mile short-line railway;
(iii) Ottawa Central Railway, a 123-mile short-line railway; and
(iv)	Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

This acquisition was accounted for using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations.” As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the date of acquisition.

4 – Accounts receivable

In millions	December 31,	2010	2009
Freight		$585	$567
Non-freight		211	264
Gross accounts receivable		796	831
Allowance for doubtful accounts		(21)	(34)

Net accounts receivable		$775	$797

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. Since the fourth quarter of 2009, the Company has gradually reduced the program limit, which will stand at $100 million until the expiry of the program, to reflect the anticipated reduction in the use of the program. The trust is a multi-seller trust and the Company is not the primary beneficiary. The trust was established in Ontario, Canada by a Canadian bank to acquire receivables and interests in other financial assets from a variety of originators. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes. The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes.

Notes to Consolidated Financial Statements U.S. GAAP

Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet.
The Company retains the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. During 2010, there were no proceeds from collections reinvested in the securitization program as there was no activity under the program. During 2009, $151 million of proceeds from collections was reinvested in the securitization program and $4 million of previously transferred accounts receivable was purchased. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
 As at December 31, 2010, the Company had no receivables sold under this program. As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million and recorded retained interest of approximately 10% in Other current assets.
Other income included nil in 2010, $1 million in 2009 and $10 million in 2008, for costs related to the agreement, which fluctuate with changes in prevailing interest rates (see Note 13 – Other income). These costs include interest, program fees and fees for unused committed availability.

5 – Properties

In millions		December 31, 2010			December 31, 2009
	2010 depreciation		Accumulated			Accumulated
	rate	Cost	depreciation	Net	Cost	depreciation	Net
Track and roadway (1)	2%	$24,568	$6,744	$17,824	$24,334	$6,618	$17,716
Rolling stock	3%	4,843	1,565	3,278	4,679	1,581	3,098
Buildings	2%	1,148	467	681	1,131	456	675
Information technology (2)	15%	854	330	524	797	255	542
Other	8%	1,057	447	610	998	399	599
Total properties including capital leases		$32,470	$9,553	$22,917	$31,939	$9,309	$22,630

Capital leases included in properties
Track and roadway (3)		$427	$43	$384	$417	$38	$379
Rolling stock		1,129	287	842	1,211	291	920
Buildings		108	13	95	109	11	98
Information technology		-	-	-	3	2	1
Other		130	28	102	105	29	76
Total capital leases included in properties		$1,794	$371	$1,423	$1,845	$371	$1,474
(1)			Includes the cost of land of $1,712 million and $1,791 million as at December 31, 2010 and 2009, respectively.
(2)			The Company capitalized $79 million in 2010 and $84 million in 2009 of internally developed software costs pursuant to ASC 350-40, “Intangibles – Goodwill and Other, Internal – Use Software.”
(3)			Includes $108 million of right-of-way access in both years.

Accounting policy for capitalization of costs
The Company’s railroad operations are highly capital intensive. The Company’s properties consist mainly of a large base of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company’s Track and roadway properties, and rolling stock. The Company’s capital expenditures are for the replacement of assets and for the purchase or construction of assets to enhance operations or provide new service offerings to customers. A large portion of the Company’s capital expenditures are for self-constructed properties including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.
Expenditures are generally capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. The Company has a process in place to determine whether its capital programs qualify

Notes to Consolidated Financial Statements U.S. GAAP

for capitalization. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria. These basic capital programs are planned in advance and carried out by the Company’s engineering work force.
In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as detailed below:
Land: all purchases of land;
Grading: installation of road bed, retaining walls, drainage structures;
Rail and related track material: installation of 39 or more continuous feet of rail;
Ties: installation of 5 or more ties per 39 feet;
Ballast: installation of 171 cubic yards of ballast per mile.
Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track structure.
For the ballast asset, the Company also engages in “shoulder ballast undercutting” that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its average cost measured using the quantities of new ballast added.
For purchased assets, the Company capitalizes all costs necessary to make the asset ready for its intended use. Expenditures that are capitalized as part of self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs which are not charged directly to capital projects. These allocated costs include, but are not limited to, fringe benefits, small tools and supplies, machinery used on projects and project supervision. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.
Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that is related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.

Accounting policy for depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable assets classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the STB and conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
For the rail asset, the estimated service life is measured in millions of gross tons per mile and varies based on rail characteristics such as weight, curvature and metallurgy. The annual composite depreciation rate for rail assets is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons per mile. For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities

Notes to Consolidated Financial Statements U.S. GAAP

from worn rail to extend the service life. The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing, less the rail asset’s usage to date. The service life of the rail asset is increased incrementally as rail grinding is performed thereon. As such, the costs incurred for rail grinding are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by the rail grinding.

Disposal of property
2010
Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million placed in escrow at the time of disposal was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2009
Lower Newmarket subdivision
In November 2009, the Company entered into an agreement with Metrolinx to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

6 – Intangible and other assets

In millions	December 31,	2010	2009
Pension asset (Note 12)		$442	$846
Other receivables		101	67
Intangible assets (A)		54	58
Investments (B)		25	22
Other		77	63
Total intangible and other assets		$699	$1,056

Notes to Consolidated Financial Statements U.S. GAAP

A. Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions.

B. Investments
As at December 31, 2010, the Company had $21 million ($18 million as at December 31, 2009) of investments accounted for under the equity method and $4 million ($4 million as at December 31, 2009) of investments accounted for under the cost method.

7 – Accounts payable and other

In millions	December 31,	2010	2009
Trade payables		$383	$309
Payroll-related accruals		292	250
Income and other taxes		170	75
Accrued interest		104	111
Accrued charges		97	87
Personal injury and other claims provisions (Note 17)		83	106
Stock-based incentives liability		37	48
Environmental provisions (Note 17)		34	38
Other postretirement benefits liability (Note 12)		18	18
Workforce reduction provisions		8	11
Other		140	114
Total accounts payable and other		$1,366	$1,167

8 – Other liabilities and deferred credits

In millions	December 31,	2010	2009
Other postretirement benefits liability, net of current portion (Note 12)		$265	$250
Personal injury and other claims provisions, net of current portion		263	238
Pension liability (Note 12)		245	222
Stock-based incentives liability, net of current portion		162	116
Environmental provisions, net of current portion		116	65
Workforce reduction provisions, net of current portion (A)		28	31
Deferred credits and other		254	274
Total other liabilities and deferred credits		$1,333	$1,196

A. Workforce reduction provisions
The workforce reduction provisions, which relate to job reductions of prior years, including job reductions from the integration of acquired companies, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next few years. In 2010, net charges and adjustments increased the provisions by $10 million ($3 million for the year ended December 31, 2009). Payments have reduced the provisions by $16 million for the year ended December 31, 2010 ($17 million for the year ended December 31, 2009). As at December 31, 2010, the aggregate provisions, including the current portion, amounted to $36 million ($42 million as at December 31, 2009).

Notes to Consolidated Financial Statements U.S. GAAP

9 – Long-term debt

			US dollar-denominated amount
				December 31,
In millions		Maturity		2010	2009
Debentures and notes: (A)

Canadian National series:
6.38%	10-year notes (B)	Oct. 15, 2011	$400	$398	$420
4.40%	10-year notes (B)	Mar. 15, 2013	400	398	420
4.95%	6-year notes (B)	Jan. 15, 2014	325	323	342
5.80%	10-year notes (B)	June 1, 2016	250	249	263
5.85%	10-year notes (B)	Nov. 15, 2017	250	249	263
5.55%	10-year notes (B)	May 15, 2018	325	323	342
6.80%	20-year notes (B)	July 15, 2018	200	199	210
5.55%	10-year notes (B)	Mar. 1, 2019	550	547	578
7.63%	30-year debentures	May 15, 2023	150	149	158
6.90%	30-year notes (B)	July 15, 2028	475	472	499
7.38%	30-year debentures (B)	Oct. 15, 2031	200	199	210
6.25%	30-year notes (B)	Aug. 1, 2034	500	497	526
6.20%	30-year notes (B)	June 1, 2036	450	448	473
6.71%	Puttable Reset Securities PURSSM (B)	July 15, 2036	250	249	263
6.38%	30-year debentures (B)	Nov. 15, 2037	300	298	315

Illinois Central series:
5.00%	99-year income debentures	Dec. 1, 2056	7	7	8
7.70%	100-year debentures	Sept. 15, 2096	125	124	131

Total US dollar-denominated debentures and notes			$5,157	5,129	5,421
BC Rail series:
Non-interest bearing 90-year subordinated notes (C)		July 14, 2094		842	842
Total debentures and notes				5,971	6,263
Other:
Capital lease obligations and other (D)				952	1,054
Total debt, gross				6,923	7,317
Less:
Net unamortized discount				852	856
Total debt (E) (1)				6,071	6,461

Less:
Current portion of long-term debt (E)				540	70
Total long-term debt				$5,531	$6,391
(1)	See Note 18 – Financial instruments, for the fair value of debt.

Notes to Consolidated Financial Statements U.S. GAAP

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

C. The Company records these notes as a discounted debt of $7 million, using an imputed interest rate of 5.75%. The discount of $835 million is included in the net unamortized discount.

D. During 2010, the Company recorded $132 million in assets it acquired through equipment leases ($75 million in 2009), for which an equivalent amount was recorded in debt.
Interest rates for capital lease obligations range from approximately 0.5% to 11.8% with maturity dates in the years 2011 through 2037. The imputed interest on these leases amounted to $342 million as at December 31, 2010 and $417 million as at December 31, 2009.
The capital lease obligations are secured by properties with a net carrying amount of $1,036 million as at December 31, 2010 and $1,081 million as at December 31, 2009.

E. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2010, for the next five years and thereafter, are as follows:

In millions	Capital leases	Debt	Total

2011 (1)	$142	$398	$540
2012	37	-	37
2013	65	396	461
2014	180	321	501
2015	75	-	75
2016 and thereafter	450	4,007	4,457
	$949	$5,122	$6,071
(1) Current portion of long-term debt

F. The aggregate amount of debt payable in US currency as at December 31, 2010 was US$5,914 million (C$5,882 million), including US$757 million relating to capital leases and other, and US$5,957 million (C$6,261 million), including US$800 million relating to capital leases and other, as at December 31, 2009.

Available financing arrangements
The Company has a US$1 billion revolving credit facility, expiring in October 2011 that the Company intends to replace with another credit agreement on or before the expiration date. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2010, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2009) and had letters of credit drawn of $436 million ($421 million as at December 31, 2009).
The Company’s commercial paper program enables it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2010 and 2009, the Company had no outstanding borrowings under its commercial paper program.

Notes to Consolidated Financial Statements U.S. GAAP

10 – Capital stock

A. Authorized capital stock
The authorized capital stock of the Company is as follows:
•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares
The following table provides the activity of the issued and outstanding common shares of the Company for the last three years ended December 31, 2010:

In millions	Year ended December 31,	2010	2009	2008
Issued and outstanding common shares at beginning of year		471.0	468.2	485.2
Number of shares repurchased through buyback programs		(15.0)	-	(19.4)
Stock options exercised		3.4	2.8	2.4
Issued and outstanding common shares at end of year		459.4	471.0	468.2

Share repurchase programs
In January 2010, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.
The following table provides the activity under such share repurchase program, as well as the share repurchase programs of the prior years:

In millions, except per share data	Year ended December 31,	2010	2009	2008
Number of common shares (1)		15.0	-	19.4
Weighted-average price per share (2)		$60.86	$-	$52.70
Amount of repurchase		$913	$-	$1,021
(1) Includes common shares purchased pursuant to private agreements between the Company and arm's-length third-party sellers. (2) Includes brokerage fees.

Notes to Consolidated Financial Statements U.S. GAAP

11 – Stock plans

The Company has various stock-based incentive plans for eligible employees.  A description of the Company’s major plans is provided below:

A.     Employee Share Investment Plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.
The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, as well as the resulting expense recorded for the years ended December 31, 2010, 2009 and 2008:

Year ended December 31,	2010	2009	2008
Number of participants holding shares	14,997	14,152	14,114
Total number of ESIP shares purchased on behalf of employees (millions)	1.3	1.6	1.5
Expense for Company contribution (millions)	$19	$18	$18

B.     Stock-based compensation plans
The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income for the years ended December 31, 2010, 2009 and 2008:

In millions	Year ended December 31,	2010	2009	2008

Cash settled awards
Restricted share unit plan		$77	$43	$33
Vision 2008 Share Unit Plan		N/A	N/A	(10)
Voluntary Incentive Deferral Plan		18	33	(10)
		95	76	13
Stock option awards		9	14	14
Total stock-based compensation expense		$104	$90	$27

Tax benefit recognized in income		$27	$26	$7

(i)     Cash settled awards
Restricted share units
The Company has granted restricted share units (RSUs), 0.5 million in 2010, 0.9 million in 2009 and 0.7 million in 2008, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital (ROIC) over the plan period. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 150% depending on the level of ROIC attained. Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period. The value of the payout is equal to the number of RSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. As at December 31, 2010, 0.2 million RSUs remained authorized for future issuance under this plan.
On December 31, 2010, for the 2008 grant, the level of ROIC attained resulted in a performance vesting factor of approximately 82%. As the minimum share price condition was met, payout under the plan of approximately $37 million, calculated using the Company’s average share price during the 20-day period ending on January 31, 2011, will occur in the first quarter of 2011.

Notes to Consolidated Financial Statements U.S. GAAP

Vision 2008 Share Unit Plan (Vision)
In 2005, 0.9 million units had been granted to designated senior management employees under a special share unit plan with a four-year term to December 31, 2008. At December 31, 2008, the units partially vested; however, the payout condition related to the Company’s share price was not met. As such, no payout occurred and the units were subsequently cancelled.

Voluntary Incentive Deferral Plan
The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment.  For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years.  The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

The following table provides the 2010 activity for all cash settled awards:

	RSUs		VIDP
In millions	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2009	1.5	0.7	-	1.6
Granted (Payout)	0.5	(0.7)	-	(0.2)
Vested during year	(0.7)	0.7	-	0.1
Outstanding at December 31, 2010	1.3	0.7	-	1.5

Notes to Consolidated Financial Statements U.S. GAAP

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)						Vision (1)	VIDP (2)	Total
								2003
Year of grant	2010	2009	2008	2007	2006	2004	2005	onwards

Stock-based compensation expense (recovery)
recognized over requisite service period
Year ended December 31, 2010	$17	$34	$26	$-	N/A	N/A	N/A	$18	$95
Year ended December 31, 2009	N/A	$13	$3	$29	$(2)	N/A	N/A	$33	$76
Year ended December 31, 2008	N/A	N/A	$8	$(2)	$24	$3	$(10)	$(10)	$13

Liability outstanding
December 31, 2010	$17	$46	$37	N/A	N/A	N/A	N/A	$99	$199
December 31, 2009	N/A	$13	$11	$38	N/A	N/A	N/A	$102	$164

Fair value per unit
December 31, 2010 ($)	$49.65	$65.27	$66.35	N/A	N/A	N/A	N/A	$66.35	N/A

Fair value of awards vested during the year
Year ended December 31, 2010	$-	$-	$37	N/A	N/A	N/A	N/A	$1	$38
Year ended December 31, 2009	N/A	$-	$-	$38	N/A	N/A	N/A	$3	$41
Year ended December 31, 2008	N/A	N/A	$-	$-	$53	$3	$-	$4	$60

Nonvested awards at December 31, 2010
Unrecognized compensation cost	$18	$10	$-	N/A	N/A	N/A	N/A	$1	$29
Remaining recognition period (years)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	N/A (3)	N/A

Assumptions (4)
Stock price ($)	$66.35	$66.35	$66.35	N/A	N/A	N/A	N/A	$66.35	N/A
Expected stock price volatility (5)	25%	18%	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expected term (years) (6)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Risk-free interest rate (7)	1.67%	1.40%	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dividend rate ($) (8)	$1.08	$1.08	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(4)	Assumptions used to determine fair value are at December 31, 2010.
(5)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(8)	Based on the annualized dividend rate.

(ii)     Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2010, 11.6 million common shares remained authorized for future issuances under these plans.

Notes to Consolidated Financial Statements U.S. GAAP

Options issued by the Company include conventional options, which vest over a period of time; and performance-accelerated stock options. As at December 31, 2010, the performance-accelerated stock options were fully vested.
For 2010, 2009 and 2008, the Company granted 0.7 million, 1.2 million and 0.9 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.
The total number of options outstanding at December 31, 2010, for conventional and performance-accelerated options was 6.8 million and 2.1 million, respectively.
The following table provides the activity of stock option awards during 2010, and for options outstanding and exercisable at December 31, 2010, the weighted-average exercise price.

	Options outstanding		Nonvested options
				Weighted-
	Number	Weighted-average	Number of	average grant
	of options	exercise price	options	date fair value
	In millions		In millions
Outstanding at December 31, 2009 (1)	11.6	$30.98	2.6	$12.80
Granted	0.7	$54.76	0.7	$13.09
Exercised	(3.4)	$24.95	N/A	N/A
Vested	N/A	N/A	(1.0)	$13.03
Outstanding at December 31, 2010 (1)	8.9	$34.23	2.3	$12.80
Exercisable at December 31, 2010 (1)	6.6	$30.49	N/A	N/A
(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2010 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration.  The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2010 at the Company’s closing stock price of $66.35.

				Options outstanding				Options exercisable
Range of exercise prices				Number of options	Weighted- average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
			In millions				In millions	In millions		In millions

	$11.93	-	$20.42	2.3	1.9	$20.03	$106	2.3	$20.03	$106
	$20.51	-	$29.03	2.0	1.6	$25.75	82	2.0	$25.75	82
	$30.50	-	$37.00	1.0	7.0	$34.58	32	0.4	$35.32	13
	$37.78	-	$50.45	2.3	6.6	$45.40	47	1.4	$45.42	29
	$50.65	-	$65.57	1.3	7.6	$52.32	18	0.5	$52.15	7
Balance at December 31, 2010 (1)				8.9	4.4	$34.23	$285	6.6	$30.49	$237
(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2010, all stock options outstanding were in-the-money.  The weighted-average years to expiration of exercisable stock options is 3.2 years.

Notes to Consolidated Financial Statements U.S. GAAP

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2010	2009	2008	2007	2006	2005	Total

Stock-based compensation expense
recognized over requisite service period (1)
Year ended December 31, 2010	$4	$2	$2	$1	$-	N/A	$9
Year ended December 31, 2009	N/A	$9	$1	$2	$2	$-	$14
Year ended December 31, 2008	N/A	N/A	$7	$2	$2	$3	$14

Fair value per unit
At grant date ($)	$13.09	$12.60	$12.44	$13.36	$13.80	$9.19	N/A

Fair value of awards vested during the year
Year ended December 31, 2010	$-	$4	$3	$3	$3	N/A	$13
Year ended December 31, 2009	N/A	$-	$3	$3	$3	$3	$12
Year ended December 31, 2008	N/A	N/A	$-	$3	$3	$3	$9

Nonvested awards at December 31, 2010
Unrecognized compensation cost	$5	$4	$1	$-	$-	N/A	$10
Remaining recognition period (years)	3.0	2.0	1.0	-	-	N/A	N/A

Assumptions
Grant price ($)	$54.76	$42.14	$48.51	$52.79	$51.51	$36.33	N/A
Expected stock price volatility (2)	28%	39%	27%	24%	25%	25%	N/A
Expected term (years) (3)	5.4	5.3	5.3	5.2	5.2	5.2	N/A
Risk-free interest rate (4)	2.44%	1.97%	3.58%	4.12%	4.04%	3.50%	N/A
Dividend rate ($) (5)	$1.08	$1.01	$0.92	$0.84	$0.65	$0.50	N/A
(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

The following table provides information related to stock options exercised during the years ended December 31, 2010, 2009 and 2008:

In millions	Year ended December 31,	2010	2009	2008
Total intrinsic value		$125	$93	$81
Cash received upon exercise of options		$87	$53	$44
Related excess tax benefits realized		$28	$20	$10

Notes to Consolidated Financial Statements U.S. GAAP

(iii) Stock price volatility
Compensation cost for the Company’s RSU plans is based on the fair value of the awards at period end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the VIDP is marked-to-market at period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in net income. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 increase in the Company’s share price at December 31, 2010 would have increased stock-based compensation expense by $3 million, whereas a $1 decrease in the price would have reduced it by $4 million.

12 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions.  The Company also offers postretirement benefits to certain employees, providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to the Company’s defined benefit plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

A.     Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company’s pension trust funds (including the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

B.     Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules.  Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. Actuarial valuations will be required annually starting with the actuarial valuation as at December 31, 2011. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2008 and indicated a funding excess on a going concern and solvency basis.  Based on the latest actuarial valuations of all its plans, total cash contributions for all of the Company’s pension plans are expected to be approximately $115 million in 2011.

C.     Plan assets
The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies.  Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The Policy mix in 2010 was: 2% cash and short-term investments, 38% bonds, 47% equities, 4% real estate, 5% oil and gas and 4% infrastructure assets.
Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.

Notes to Consolidated Financial Statements U.S. GAAP

The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the trust funds consist mainly of the following:
(i)
Cash, short-term investments and bonds consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term securities are almost exclusively obligations issued by Canadian chartered banks. In 2010, 90% of bonds were issued or guaranteed by Canadian, U.S. or other governments.

(ii)	Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties and publicly traded REITs (Real Estate Investment Trust).
(iii)
Equity investments are well diversified by country, issuer and industry sector. The most significant allocation either to an individual issuer or industry sector was approximately 3% and 20%, respectively, in 2010.

(iv)	Real estate is a diversified portfolio of Canadian land and commercial properties.
(v)	Oil and gas investments include petroleum and natural gas properties operated by the trusts’ wholly-owned subsidiaries and Canadian marketable securities.
(vi)	Infrastructure investments are publically traded trust units, participations in private infrastructure funds and public debt and equity securities of infrastructure and utility companies.
(vii)	Absolute return investments are a portfolio of units of externally managed hedge funds.

The plans’ investment manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the effects mentioned above, the plans were 71% exposed to the Canadian dollar, 9% to European currencies, 9% to the US dollar and 11% to various other currencies as at December 31, 2010. Interest rate risk represents the risk that the fair market value of the investments will fluctuate due to changes in market interest rates.  Sensitivity to interest rates is a function of the timing and amount of cash flows of the assets and liabilities of the plans. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality.  Derivatives are used from time to time to adjust asset mix or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, equity or commodity prices. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. Derivatives include forwards, futures, swaps and options.

Notes to Consolidated Financial Statements U.S. GAAP

The following table presents the fair value of plan assets as at December 31, 2010 and 2009 by asset class, their level within the fair value hierarchy and the valuation techniques and inputs used to measure such fair value.

In millions, unless otherwise indicated			Fair value measurements at December 31, 2010
Asset class	Total	Percentage of total assets	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$429	3%	$429	$-	$-
Bonds (2)
Canada and supranational	2,013	13%	-	2,013	-
Provinces of Canada	1,292	9%	-	1,292	-
Corporate	92	1%	-	92	-
Emerging market debt	318	2%	-	318	-
Mortgages (3)	205	1%	30	175	-
Equities (4)
Canadian	3,228	21%	3,204	-	24
U.S.	1,316	9%	1,316	-	-
International	3,076	20%	3,076	-	-
Real estate (5)	318	2%	-	-	318
Oil and gas (6)	1,141	8%	289	-	852
Infrastructure (7)	607	4%	29	85	493
Absolute return (8)
Multi-strategy funds	311	2%	-	106	205
Fixed income funds	197	1%	-	197	-
Commodity funds	75	1%	-	75	-
Equity funds	148	1%	-	147	1
Global macro funds	292	2%	-	292	-
	$15,058	100%	$8,373	$4,792	$1,893
Other (9)	34	-
Total plan assets	$15,092	100%

In millions, unless otherwise indicated			Fair value measurements at December 31, 2009
Asset class	Total	Percentage of total assets	Level 1	Level 2	Level 3
Cash and short-term investments (1)	$245	2%	$245	$-	$-
Bonds (2)
Canada and supranational	1,796	12%	-	1,796	-
Provinces of Canada	1,117	8%	-	1,117	-
Corporate	126	1%	-	126	-
Emerging market debt	238	2%	-	238	-
Mortgages (3)	213	1%	35	178	-
Equities (4)
Canadian	3,297	23%	3,279	-	18
U.S.	1,452	10%	1,452	-	-
International	2,950	21%	2,950	-	-
Real estate (5)	303	2%	-	37	266
Oil and gas (6)	1,014	7%	262	-	752
Infrastructure (7)	572	4%	39	84	449
Absolute return (8)
Multi-strategy funds	159	1%	-	52	107
Fixed income funds	195	1%	-	121	74
Commodity funds	91	1%	-	91	-
Equity funds	132	1%	-	131	1
Global macro funds	307	2%	-	307	-
	$14,207	99%	$8,262	$4,278	$1,667
Other (9)	125	1%
Total plan assets	$14,332	100%
Level 1: Fair value based on quoted prices in active markets for identical assets
Level 2: Fair value based on significant observable inputs
Level 3: Fair value based on significant unobservable inputs

Notes to Consolidated Financial Statements U.S. GAAP

The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3.
	Fair value measurements using significant unobservable inputs (Level 3)						Additional information (10)
In millions	Equities (4)	Real estate (5)	Oil and gas (6)	Infrastructure (7)	Absolute return (8)	Total	Infrastructure Hedged	Absolute return Hedged
Beginning balance at
December 31, 2008	$27	$237	$702	$490	$60	$1,516	$486	$60
Actual return relating to assets still held at the reporting date	1	14	87	(71)	14	45	4	30
Purchases, sales and settlements	(10)	15	(37)	30	108	106	(41)	92
Balance at
December 31, 2009	$18	$266	$752	$449	$182	$1,667	$449	$182
Actual return relating to assets still held at the reporting date	3	32	90	19	(11)	133	46	-
Purchases, sales and settlements	3	(14)	(48)	25	109	75	1	99
Transfers in and/or out of Level 3	-	34	58	-	(74)	18	-	(74)
Ending balance at
December 31, 2010	$24	$318	$852	$493	$206	$1,893	$496	$207

(1)								Short-term investments consist primarily of securities issued by Canadian chartered banks. Such investments are valued at cost, which approximates market value.
(2)
Bonds are valued using prices obtained from independent pricing data suppliers, predominantly TSX Inc. When prices are not available from independent sources, the bond is valued by comparison to prices obtained for a bond of similar interest rate, maturity and risk.

(3)
Mortgages are secured by real estate. The fair value measurement of $175 million ($178 million in 2009) of mortgages categorized as Level 2 is based on current market yields of financial instruments of similar maturity, coupon and risk factors. Mortgages denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the tables above.

(4)								The fair value of equity investments of $24 million ($18 million in 2009) categorized as Level 3 represent units in private equity funds which are valued by their administrators.
(5)
The fair value of real estate investments of $318 million ($303 million in 2009) includes land and buildings classified as Level 3 ($37 million of land classified as Level 2 and $266 million of buildings classified as Level 3 in 2009). Land is valued based on the fair market value of comparable assets and buildings are valued based on the present value of estimated future net cash flows and the fair market value of comparable assets. Independent valuations of land and buildings are performed triennially.

(6)
The fair value of oil and gas investments of $852 million ($752 million in 2009) classified as Level 3 is valued based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(7)
Infrastructure funds consist of $29 million ($39 million in 2009) of trust units that are publicly traded and classified as Level 1, $85 million ($84 million in 2009) of bank loans and bonds issued by infrastructure companies classified as Level 2 and $493 million ($449 million in 2009) of infrastructure funds that are classified as Level 3 and are valued based on earnings multiples. Infrastructure funds cannot be redeemed; distributions will be received from the funds as the underlying investments are liquidated. Infrastructure funds denominated in foreign currencies are fully hedged back to the Canadian dollar, the effects of which are reflected in the values presented in the additional information table presented above.

(8)
Absolute return investments are valued using the net asset value as reported by the fund administrators. All hedge fund investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. Hedge fund investments that have redemption dates less frequent than every four months or that have restrictions on contractual redemption features at the reporting date are classified as Level 3.

(9)
Other consists of net operating assets required to administer the trust funds' investment assets and the plans' benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

(10)								This additional information demonstrates the fair value of the infrastructure and absolute return funds after considering the effects of foreign currency hedges.

Notes to Consolidated Financial Statements U.S. GAAP

D. Additional disclosures

(i) Obligations and funded status
		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2010	2009	2010	2009

Change in benefit obligation
Projected benefit obligation at beginning of year		$13,708	$12,326	$268	$260
Acquisition of EJ&E		-	3	-	2
Amendments		5	-	-	1
Interest cost		837	885	16	17
Actuarial loss		1,118	1,284	22	25
Service cost		99	83	3	3
Curtailment gain		-	-	(1)	(3)
Plan participants’ contributions		50	48	-	-
Foreign currency changes		(12)	(36)	(6)	(18)
Benefit payments and transfers		(910)	(885)	(19)	(19)
Projected benefit obligation at end of year		$14,895	$13,708	$283	$268
Component representing future salary increases		(439)	(437)	-	-
Accumulated benefit obligation at end of year		$14,456	$13,271	$283	$268

Change in plan assets
Fair value of plan assets at beginning of year		$14,332	$13,611	$-	$-
Employer contributions		411	131	-	-
Plan participants’ contributions		50	48	-	-
Foreign currency changes		(8)	(17)	-	-
Actual return on plan assets		1,217	1,444	-	-
Benefit payments and transfers		(910)	(885)	-	-
Fair value of plan assets at end of year		$15,092	$14,332	$-	$-

Funded (unfunded) status (Excess of fair value of plan assets over
projected benefit obligation at end of year)		$197	$624	$(283)	$(268)

Measurement date for all plans is December 31.
The projected benefit obligation and fair value of plan assets for the CN Pension Plan at December 31, 2010 were $13,941 million and $14,343 million, respectively ($12,819 million and $13,606 million, respectively, at December 31, 2009).

(ii) Amounts recognized in the Consolidated Balance Sheet
		Pensions		Other postretirement benefits
In millions	December 31,	2010	2009	2010	2009

Noncurrent assets (Note 6)		$442	$846	$-	$-
Current liabilities (Note 7)		-	-	(18)	(18)
Noncurrent liabilities (Note 8)		(245)	(222)	(265)	(250)
Total amount recognized		$197	$624	$(283)	$(268)

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 19)
		Pensions		Other postretirement benefits
In millions	December 31,	2010	2009	2010	2009
Net actuarial gain (loss)		$(1,185)	$(280)	$1	$26
Prior service cost		$(5)	$-	$(4)	$(6)

Notes to Consolidated Financial Statements U.S. GAAP

(iv) Information for the pension plans with an accumulated benefit obligation in excess of plan assets
			Pensions			Other postretirement benefits
In millions	December 31,		2010	2009		2010	2009
Projected benefit obligation			$436	$407		N/A	N/A
Accumulated benefit obligation			$386	$359		N/A	N/A
Fair value of plan assets			$191	$186		N/A	N/A
(v) Components of net periodic benefit cost (income)
		Pensions			Other postretirement benefits
In millions	Year ended December 31,	2010	2009	2008	2010	2009	2008

Service cost		$99	$83	$136	$3	$3	$4
Interest cost		837	885	801	16	17	15
Curtailment gain		-	-	-	(1)	(3)	(7)
Expected return on plan assets		(1,009)	(1,007)	(1,004)	-	-	-
Amortization of prior service cost		-	-	19	2	5	2
Recognized net actuarial loss (gain)		3	5	-	(2)	(3)	(2)
Net periodic benefit cost (income)		$(70)	$(34)	$(48)	$18	$19	$12

    The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $1 million and $8 million, respectively.

    The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are $2 million and nil, respectively.

(vi) Weighted-average assumptions used in accounting for pensions and other postretirement benefits
		Pensions			Other postretirement benefits
December 31,		2010	2009	2008	2010	2009	2008

To determine projected benefit obligation
Discount rate (1)		5.32%	6.19%	7.42%	5.29%	6.01%	6.84%
Rate of compensation increase (2)		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

To determine net periodic benefit cost
Discount rate (1)		6.19%	7.42%	5.53%	6.01%	6.84%	5.84%
Rate of compensation increase (2)		3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Expected return on plan assets (3)		7.75%	7.75%	8.00%	N/A	N/A	N/A
(1)
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due.  The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year.

(2)	The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.
(3)
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors.  The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2010, the Company used a long-term rate of return assumption of 7.75% on the market-related value of plan assets to compute net periodic benefit cost. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. Effective January 1, 2011, the Company will reduce the expected long-term rate of return on plan assets from 7.75% to 7.50% to reflect management's current view of long term investment returns. The effect of this change in management’s assumption will be to decrease net periodic benefit income by approximately $20 million.

Notes to Consolidated Financial Statements U.S. GAAP

(vii) Health care cost trend rate for other postretirement benefits
For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 11% and 10% for 2010 and 2011, respectively.  It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

    Assumed health care costs have a significant effect on the amounts reported for the health care plan.  A one-percentage-point change in the assumed health care cost trend rate would have the following effect:

In millions	One-percentage-point
		Increase	Decrease
Effect on total service and interest costs		$1	$(1)
Effect on benefit obligation		$17	$(15)

(viii) Estimated future benefit payments
In millions	Pensions	Other postretirement benefits
2011	$937		$19
2012	$964		$19
2013	$987		$20
2014	$1,012		$21
2015	$1,036		$22
Years 2016 to 2020	$5,426		$113

E. Defined contribution and other plans
The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans, including Section 401(k) savings plans for certain U.S. based employees. The Company’s contributions under these plans are expensed as incurred and amounted to $16 million, $8 million and $7 million for 2010, 2009 and 2008, respectively.

13 – Other income

In millions	Year ended December 31,	2010	2009	2008
Gain on disposal of property (1)		$157	$226	$-
Gain on disposal of land		20	12	22
Investment income		5	7	5
Net real estate costs		(6)	(7)	(10)
Costs related to the Accounts receivable securitization program (Note 4)		-	(1)	(10)
Foreign exchange gain (loss)		-	4	(14)
Other		36	26	33
Total other income		$212	$267	$26
(1)
2010 includes $152 million for the sale of the Company’s Oakville subdivision and 2009 includes $69 million and $157 million for the sales of the Lower Newmarket and Weston subdivisions, respectively. See Note 5 – Properties.

Notes to Consolidated Financial Statements U.S. GAAP

14 – Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian statutory Federal tax rate.  The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2010	2009	2008

Federal tax rate		18.0%	19.0%	19.5%

Income tax expense at the statutory Federal tax rate		$(518)	$(430)	$(496)

Income tax (expense) recovery resulting from:
Provincial and other taxes		(350)	(257)	(304)
Deferred income tax adjustments due to rate enactments		-	126	23
Gain on disposals		32	42	3
Other (1)		64	112	124
Income tax expense		$(772)	$(407)	$(650)
Cash payments for income taxes		$214	$245	$425
(1)	Comprises adjustments relating to the resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, and other items.

The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2010	2009	2008

Income before income taxes
Canada		$2,301	$2,002	$1,976
U.S.		575	259	569
		$2,876	$2,261	$2,545

Current income tax expense
Canada		$(308)	$(253)	$(316)
U.S.		(46)	(16)	(104)
		$(354)	$(269)	$(420)

Deferred income tax expense
Canada		$(248)	$(58)	$(153)
U.S.		(170)	(80)	(77)
		$(418)	$(138)	$(230)

Notes to Consolidated Financial Statements U.S. GAAP

Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2010	2009

Deferred income tax assets
Personal injury claims and other reserves		$155	$135
Other postretirement benefits liability		88	85
Net operating losses and tax credit carryforwards (1)		11	14
Total deferred income tax assets		254	234
Deferred income tax liabilities
Net pension asset		41	149
Properties and other		5,312	5,099
Total deferred income tax liabilities		5,353	5,248
Total net deferred income tax liability		$5,099	$5,014

Total net deferred income tax liability
Canada		$2,162	$2,083
U.S.		2,937	2,931
		$5,099	$5,014

Total net deferred income tax liability		$5,099	$5,014
Net current deferred income tax asset		53	105
Net noncurrent deferred income tax liability		$5,152	$5,119
(1) Net operating losses and tax credit carryforwards will expire between the years 2014 and 2030.

  On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2010, it is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and net operating losses and tax credit carryforwards are utilized.  The Company has not recognized a deferred income tax asset ($338 million at December 31, 2010) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its permanent investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.
The Company recognized tax credits of $1 million in 2010, $6 million in 2009 and $4 million in 2008 for eligible research and development expenditures, which reduced the cost of properties.

Notes to Consolidated Financial Statements U.S. GAAP

The following table provides a reconciliation of unrecognized tax benefits on the Company’s Canadian and U.S. tax positions:

In millions

Gross unrecognized tax benefits as at January 1, 2010	$83
Increases for:
Tax positions related to the current year	4
Interest and penalties accrued on tax positions	5

Decreases for:
Tax positions related to prior years	(31)
Interest and penalties accrued on tax positions	(4)
Gross unrecognized tax benefits as at December 31, 2010	$57
Adjustments to reflect tax treaties and other arrangements	(27)
Net unrecognized tax benefits as at December 31, 2010	$30

At December 31, 2010, the total amount of gross unrecognized tax benefits was $57 million, before considering tax treaties and other arrangements between taxation authorities, of which $19 million related to accrued interest and penalties. If recognized, all of the net unrecognized tax benefits would affect the effective tax rate. The Company estimates that approximately $10 million of the unrecognized tax benefits as at December 31, 2010 for various state and federal income tax matters will be resolved over the next twelve months.
The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income.
In Canada, the Company’s income tax returns filed for the years 2004 to 2009 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2006 to 2009 remain subject to examination by the taxation authorities.

15 – Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.
The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.
The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process.  Approximately 90% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

Notes to Consolidated Financial Statements U.S. GAAP

The regions also demonstrate common characteristics in each of the following areas:
(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;
(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;
(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;
(iv)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.
For the reasons mentioned herein, the Company reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2010	2009	2008
Revenues (1)
Canada		$5,630	$4,971	$5,632
U.S.		2,667	2,396	2,850
		$8,297	$7,367	$8,482
(1)	For the years ended December 31, 2010, 2009 and 2008, the largest customer represented approximately 3%, 3% and 2%, respectively, of total revenues.

In millions	Year ended December 31,	2010	2009	2008
Net income
Canada		$1,745	$1,691	$1,507
U.S.		359	163	388
		$2,104	$1,854	$1,895

In millions	December 31,	2010	2009
Properties
Canada		$13,312	$12,778
U.S.		9,605	9,852
		$22,917	$22,630

16 – Earnings per share

	Year ended December 31,	2010	2009	2008
Basic earnings per share		$4.51	$3.95	$3.99
Diluted earnings per share		$4.48	$3.92	$3.95

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2010	2009	2008

Net income		$2,104	$1,854	$1,895

Weighted-average shares outstanding		466.3	469.2	474.7
Effect of stock options		3.8	4.3	5.3
Weighted-average diluted shares outstanding		470.1	473.5	480.0

Notes to Consolidated Financial Statements U.S. GAAP

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options, would be used to purchase common shares at the average market price for the period. For the years ended December 31, 2010, 2009 and 2008, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were nil, 0.4 million and 0.3 million, respectively.

17 – Major commitments and contingencies

A. Leases
The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment.  Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term.  As at December 31, 2010, the Company’s commitments under these operating and capital leases were $616 million and $1,291 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2011	$110	$192
2012	92	83
2013	71	107
2014	47	239
2015	37	101
2016 and thereafter	259	569
	$616	1,291
Less: imputed interest on capital leases at rates ranging from approximately 0.5% to 11.8%		342
Present value of minimum lease payments included in debt		$949

The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter.  The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.
Rent expense for all operating leases was $176 million, $213 million and $202 million for the years ended December 31, 2010, 2009 and 2008, respectively.  Contingent rentals and sublease rentals were not significant.

B. Commitments
As at December 31, 2010, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $740 million ($854 million as at December 31, 2009). In addition, the Company has remaining commitments in relation to the EJ&E acquisition to spend, over the next few years, approximately US$80 million for railroad infrastructure improvements and over US$30 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities’ concerns, and additional conditions imposed by the STB. The Company also has agreements with fuel suppliers to purchase approximately 67% of its estimated 2011 volume, 34% of its anticipated 2012 volume, 26% of its anticipated 2013 volume and 9% of its anticipated 2014 volume, at market prices prevailing on the date of the purchase.

Notes to Consolidated Financial Statements U.S. GAAP

C. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. The Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
At December 31, 2010, 2009 and 2008, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2010	2009	2008
Balance January 1	$178	$189	$196
Accruals and other	59	48	42
Payments	(37)	(59)	(49)
Balance December 31	$200	$178	$189

Current portion - Balance December 31	$39	$34	$35

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury claims, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, CN’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the study includes the projection of CN’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study.
Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.
External actuarial studies reflecting favorable claims development over the years have supported net reductions to the Company’s provision for U.S. personal injury and other claims of $19 million, $60 million and $28 million in 2010, 2009 and 2008, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on reducing frequency and severity of non-occupational disease claims through injury prevention and containment; mitigation of claims; and lower settlements for existing claims.

Notes to Consolidated Financial Statements U.S. GAAP

At December 31, 2010, 2009 and 2008, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2010	2009	2008
Balance January 1	$166	$265	$250
Accruals and other	7	(46)	57
Payments	(27)	(53)	(42)
Balance December 31	$146	$166	$265

Current portion - Balance December 31	$44	$72	$83

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2010, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

D. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 295 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
   The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. The Company also accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Notes to Consolidated Financial Statements U.S. GAAP

As at December 31, 2010, 2009 and 2008, the Company's provision for specific environmental sites was as follows:

In millions	2010	2009	2008
Balance January 1	$103	$125	$111
Accruals and other	67	(7)	29
Payments	(20)	(15)	(15)
Balance December 31	$150	$103	$125
Current portion - Balance December 31	$34	$38	$30

The Company anticipates that the majority of the liability at December 31, 2010 will be paid out over the next five years. However, some costs may be paid out over a longer period. In 2010, the Company accrued remediation costs associated with alleged contamination that are expected to be partly recoverable from third parties. A receivable has been recorded in Intangible and other assets for such recoverable amount.  Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses for environmental matters amounted to $23 million in 2010, $11 million in 2009 and $10 million in 2008. For 2011, the Company

Notes to Consolidated Financial Statements U.S. GAAP

expects to incur operating expenses relating to environmental matters in the same range as in 2010. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $14 million in 2010 and $9 million in both 2009 and 2008. For 2011, the Company expects to incur capital expenditures relating to environmental matters in the same range as in 2010.

E. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2011 and 2021, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2010, the maximum exposure in respect of these guarantees was $154 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2010, the maximum potential liability under these guarantees was $489 million, of which $425 million was for workers’ compensation and other employee benefits and $64 million was for equipment under leases and other. Of the $489 million of letters of credit and surety and other bonds, $436 million was drawn on the Company’s US$1 billion revolving credit facility. During 2010, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at December 31, 2010, the Company had not recorded any liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2011 and 2013.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets and securitization of accounts receivable;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

Notes to Consolidated Financial Statements U.S. GAAP

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate.  Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material.  However, such exposure cannot be determined with certainty.
During the year, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

18 – Financial instruments

A. Risk management
In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2010, the Company did not have any significant derivative financial instruments outstanding.

(i) Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit.

(ii) Fuel
The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. The impact of variable fuel expense is mitigated substantially through the Company’s fuel surcharge program which apportions incremental changes in fuel prices to shippers within agreed upon guidelines. While this program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely mitigated due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to mitigate such risk when considered appropriate.

(iii) Interest rate
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates.
Such risk exists in relation to the Company’s pension and postretirement plans and to its long-term debt. Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company’s main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company’s results of operations.

Notes to Consolidated Financial Statements U.S. GAAP

The Company mainly issues debt subject to fixed interest rates, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates through commercial paper borrowing and capital leases, which exposes the Company to variability in interest expense. To manage its interest rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may enter into forward rate agreements. The Company does not currently hold any significant derivative financial instruments to manage its interest rate risk. At December 31, 2010, Accumulated other comprehensive loss included an unamortized gain of $10 million, $7 million after-tax ($11 million, $8 million after-tax at December 31, 2009) relating to treasury lock transactions settled in a prior year, which are being amortized over the term of the related debt.

(iv) Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.
All of the Company’s U.S. operations are self-contained foreign entities with the US dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). For the purpose of minimizing volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar, the Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company’s US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.
Occasionally, the Company enters into short-term foreign exchange contracts as part of its cash management strategy. At December 31, 2010, the Company did not have any foreign exchange contracts outstanding.

(v) Liquidity risk
The Company monitors and manages its cash requirements to ensure sufficient access to funds to meet operational and investing requirements. The Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving an investment grade credit rating to be able to maintain access to public financing.
The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its commercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. If the Company were to lose access to either program for an extended period of time, the Company could rely on its US$1 billion revolving credit facility. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through a share buyback program, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to maintain a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

B. Fair value of financial instruments
Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments.

Notes to Consolidated Financial Statements U.S. GAAP

(ii) Other assets:
Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of the underlying net assets.

(iii) Long-term debt:
The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2010 and December 31, 2009 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$25	$114	$22	$111
Financial liabilities
Long-term debt (including current portion)	$6,071	$6,937	$6,461	$7,152

19 – Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

In millions	December 31,	2010	2009

Foreign exchange loss		$(796)	$(728)
Pension and other postretirement benefit plans (Note 12)		(920)	(228)
Derivative instruments (Note 18)		7	8
Accumulated other comprehensive loss		$(1,709)	$(948)

The components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31,	2010	2009	2008
Accumulated other comprehensive loss - Balance at January 1		$(948)	$(155)	$(31)
Other comprehensive income (loss):
	Foreign exchange gain (loss) (net of income tax (expense) recovery
	of $(53), $(131) and $194, for 2010, 2009 and 2008, respectively)	(68)	(153)	187
	Pension and other postretirement benefit plans
	(net of income tax recovery of $241, $223 and $125,
	for 2010, 2009 and 2008, respectively)	(692)	(640)	(311)
	Derivative instruments	(1)	-	-
Other comprehensive loss		(761)	(793)	(124)
Accumulated other comprehensive loss - Balance at December 31		$(1,709)	$(948)	$(155)

Notes to Consolidated Financial Statements U.S. GAAP

20 – Subsequent event

On January 24, 2011, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.5 million common shares between January 28, 2011 and December 31, 2011 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

 21 – Comparative figures

Certain figures previously reported in 2009 and 2008 have been reclassified to conform with the basis of presentation adopted in 2010.

Management's Discussion and Analysis                                                                U.S. GAAP

Item 4
Management’s discussion and analysis (MD&A) relates to the financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial position and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2010 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,600 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2010, no individual commodity group accounted for more than 19% of revenues. From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 28% from transborder traffic, 22% from Canadian domestic traffic and 31% from overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 15 – Segmented information, to the Company’s 2010 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.
CN’s commitment is to create value for both its customers and shareholders. By staying engaged with customers and leveraging the strength of its franchise, the Company seeks to provide quality and cost-effective service that creates value for its customers.
CN’s corporate goals are generally based on five key financial performance targets: revenues, operating income, earnings per share, free cash flow and return on invested capital, as well as various key operating metrics, including safety metrics that the Company focuses on to measure efficiency and quality of service. By striving for sustainable financial performance through profitable growth, adequate free cash flow and return on invested capital, CN seeks to deliver increased shareholder value. For 2011, the Company’s Board of Directors has approved an increase of 20% to the quarterly dividend to common shareholders, from $0.2700 to $0.3250, as well as a share repurchase

Management's Discussion and Analysis                                                                U.S. GAAP

 program to be funded mainly from cash generated from operations. The share repurchase program allows for the repurchase of up to 16.5 million common shares to the end of December 2011 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.
CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. Precision Railroading aims to increase velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return on invested capital. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

Providing quality service, controlling costs and focusing on asset utilization
Although many industries, including transportation, were impacted by the recent economic conditions, the basic driver of the Company’s business remained intact – demand for reliable, efficient, and cost effective transportation. The Company’s focus during these volatile times has been and will continue to be the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.
As a result of the recession in the North American economy and the contraction of the global economy in 2009, most of the Company’s commodity groups were significantly impacted, including forest products, automotive, petroleum and chemicals, metals and minerals and intermodal. The Company made the necessary changes to its operations to reflect the reduced freight volumes and imposed cost-reduction measures. The productivity gains achieved in 2009 and into 2010 position the Company well for the future.
  In 2010, the Company benefitted from a recovery in many markets reflecting a strengthening global economy, an increase in North American industrial production, a turnaround in automotive production and a modest improvement in housing and related segments, as well as from share gains in several markets. In 2011, the Company is expecting North American industrial production to slow to around four percent, following the large gains in 2010 that were supported by government stimulus and inventory restocking. The Company is expecting moderate growth in housing and related segments; and a weaker 2010/2011 Canadian grain crop, to be partly offset by a higher carry-over stock.
To meet its business plan objectives, the Company’s first focus remains on growth at low incremental cost.  Such growth will be driven foremost by deeper customer engagement and the continued pursuit of service improvements. Improvements are expected to come from several key thrusts, including “first mile-last mile” initiatives that respond to what customers need at origin and destination, and a supply chain perspective that emphasizes an end-to-end view of better service. In support of top-line growth for 2011, CN expects to take advantage of continued strong growth in overseas container traffic, metal products and iron ore in domestic markets, and wood pulp and lumber offshore. Other growth opportunities include the automotive sector, Canadian metallurgical coal and U.S. thermal coal, increased shipments of petroleum and chemicals, and share gains against truck in domestic intermodal.
To grow the business at low incremental cost and to operate efficiently and safely while maintaining a high level of customer service, the Company continues to invest in capital programs to maintain a safe and fluid railway and pursue strategic initiatives to improve its franchise, as well as generate productivity initiatives to reduce costs and leverage its assets. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the acquisition of new locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. In addition, these locomotives are being equipped with distributed power capability, which allows the Company to run longer, more efficient trains, particularly in cold weather conditions, while improving train handling, reducing train separations and improving the overall safety of operations. These initiatives, combined with CN’s investments in longer sidings over the years, offers train-mile savings, allows for efficient long-train operations and reduces wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track. The Company also intends to continue to focus on reducing accidents and related costs, as well as costs for legal claims and health care.
CN’s capital expenditure programs support the Company’s commitment to its core principles and strategy and its ability to grow the business profitably. In 2011, CN plans to invest approximately $1.7 billion on capital programs, of which approximately $1.0 billion is

Management's Discussion and Analysis                                                                U.S. GAAP

targeted towards track infrastructure to continue to operate a safe railway and improve the productivity and fluidity of the network; and includes the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements for the Elgin, Joliet and Eastern Railway Company (EJ&E) property that was acquired in 2009. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in western and eastern Canada. CN’s equipment spending, targeted to reach approximately $200 million in 2011, is intended to improve the quality of the fleet to meet customer requirements, and includes the acquisition of 12 new high-horsepower locomotives. CN also expects to spend approximately $500 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.
To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its credit ratios, and preserving an investment-grade credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which can be supplemented by its commercial paper program and its accounts receivable securitization program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through share buyback programs, when applicable. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders.

Committing to safety and sustainability
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN's Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.
The Company has made sustainability an integral part of its business strategy by aligning its sustainability agenda with its business model. As part of the Company’s comprehensive sustainability action plan and to comply with the CN Environmental Policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives that reduce greenhouse gas emissions; increasing operational and building efficiencies; investing in virtualization technologies, energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project to gain a more comprehensive view of its carbon footprint.
The Company's Environmental Policy aims to minimize the impact of the Company's activities on the environment. The Company strives to contribute to the protection of the environment by integrating environmental priorities into the Company's overall business plan and through the specific monitoring and measurement of such priorities against historical performance and in some cases, specific targets.  All employees must demonstrate commitment to this Policy at all times and it is the Environment, Safety and Security Committee, established by the Board of Directors, who has the responsibility of overseeing the Policy. The Committee is composed of CN Directors and its responsibilities, powers and operation are further described in the charter of such committee, which is included in the Company’s Corporate Governance Manual available on CN’s website. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company. The Company’s Environmental Policy, its Carbon Disclosure Project report, and its Corporate Citizenship Report “Delivering Responsibly” are available on CN’s website. In 2010, the Company’s sustainability practices have earned it a place on the Dow Jones Sustainability Index (DJSI) North America for the second year in a row. CN is the only railway named to the DJSI North America.

Developing people
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company. The Company continues to address changes in employee demographics that will

Management's Discussion and Analysis                                                                U.S. GAAP

span multiple years. The Human Resources and Compensation Committee of the Board of Directors reviews the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the Company’s business strategy.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statements.

Impact of foreign currency translation on reported results

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Management’s discussion and analysis includes reference to “constant currency,” which allows the financial results to be viewed without the impact of fluctuations in foreign exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rate of the comparable period of the prior year.  The average foreign exchange rate for the year ended December 31, 2010 was 1.03 compared to 1.14 for 2009. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies.

Forward-looking statements

Certain information included in this MD&A are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. These forward-looking statements include, but are not limited to, statements with respect to long-term growth opportunities; statements that the Company is benefitting from a recovery in many markets reflecting an economic turnaround; the anticipation that cash flow from operations and from various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future; statements regarding future payments, including income taxes and pension contributions; as well as the projected capital spending program. Forward-looking statements could further be identified by the use of terminology such as the Company “believes,” “expects,” “anticipates” or other similar words.

Management's Discussion and Analysis                                                                U.S. GAAP

Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Key assumptions used in determining forward-looking information are set forth below.

Forward-looking statements	Key assumptions or expectations
Statements relating to general economic and business conditions, including those referring to long-term growth opportunities, and the Company benefitting from a recovery in many markets reflecting an economic turnaround
	·	Continued recovery in the North American economy at a slower pace than 2010
	·	Improving global economic conditions
	·	Long-term growth opportunities being less affected by current economic conditions
	·	Improving carload traffic
Statements relating to the Company’s ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments and capital spending	·	Continued recovery in the North American economy at a slower pace than 2010
	·	Improving global economic conditions
	·	Adequate credit ratios
	·	Investment grade credit rating
	·	Access to capital markets
	·	Adequate cash generated from operations
Statements relating to pension contributions	·	Reasonable level of funding as determined by actuarial valuations
	·	Adequate return on investment on pension plan assets
	·	Adequate cash generated from operations

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. See the section of this MD&A entitled Business risks for detailed information on major risk factors.
CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial outlook

During the year, the Company issued and updated its financial outlook. The 2010 actual results are in line with the latest financial outlook as disclosed by the Company.

Management's Discussion and Analysis                                                                U.S. GAAP

Financial and statistical highlights
				Change
				Favorable/(Unfavorable)
$ in millions, except per share data, or unless otherwise indicated	2010	2009	2008	2010 vs 2009	2009 vs 2008

Financial results
Revenues	$8,297	$7,367	$8,482	13%	(13%)
Operating income (1)	$3,024	$2,406	$2,894	26%	(17%)
Net income (1) (2) (3) (4)	$2,104	$1,854	$1,895	13%	(2%)

Operating ratio (1)	63.6%	67.3%	65.9%	3.7-pts	(1.4)-pts

Basic earnings per share (1) (2) (3) (4)	$4.51	$3.95	$3.99	14%	(1%)
Diluted earnings per share (1) (2) (3) (4)	$4.48	$3.92	$3.95	14%	(1%)

Dividend declared per share	$1.08	$1.01	$0.92	7%	10%

Financial position
Total assets	$25,206	$25,176	$26,720	-	(6%)
Total long-term financial liabilities	$12,016	$12,706	$14,269	5%	11%
Statistical operating data and productivity measures (5)
Employees (average for the year)	21,967	21,793	22,695	1%	(4%)
Gross ton miles (GTM) per average number of employees (thousands)	15,533	13,981	14,975	11%	(7%)
GTMs per US gallon of fuel consumed	959	931	894	3%	4%
(1)	The 2009 figures include $49 million, or $30 million after-tax ($0.06 per basic or diluted share), for EJ&E acquisition-related costs.
(2)	The 2010 figures include a gain on sale of the Company's Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share).
(3)
The 2009 figures include gains on sale of the Company's Weston subdivision of $157 million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.

(4)
The 2008 figures include a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million ($0.17 per basic or diluted share) was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million ($0.05 per basic or diluted share) resulted from the enactment of corporate income tax rate changes in Canada and $11 million ($0.02 per basic or diluted share) was due to net capital losses arising from the reorganization of a subsidiary.

(5)	Based on estimated data available at such time and subject to change as more complete information becomes available.

Management's Discussion and Analysis                                                                U.S. GAAP

Financial results

2010 compared to 2009

In 2010, net income was $2,104 million, an increase of $250 million, or 13%, when compared to 2009, with diluted earnings per share rising 14% to $4.48.
The Company’s results of operations in 2010 reflect a recovery in many of its markets as compared to 2009 when the Company experienced significant weakness across markets due to economic conditions.
Included in the 2010 figures was a gain on sale of the Company’s Oakville subdivision of $152 million, or $131 million after-tax ($0.28 per basic or diluted share). Included in the 2009 figures were gains on sale of the Company’s Weston subdivision of $157 million, or $135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share), as well as EJ&E acquisition-related costs of $49 million, or $30 million after-tax ($0.06 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.
  Foreign exchange fluctuations continue to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a negative impact of $70 million to net income ($0.15 per basic or diluted share) in 2010.

  Revenues for the year ended December 31, 2010 increased by $930 million, or 13%, to $8,297 million, mainly due to significantly higher freight volumes as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues.

Operating expense for the year ended December 31, 2010 increased by $312 million, or 6%, to $5,273 million, primarily due to higher fuel costs, increased labor and fringe benefits expense and higher depreciation and amortization expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, the impact of EJ&E acquisition-related costs recorded in 2009 and lower equipment rents.
The operating ratio, defined as operating expenses as a percentage of revenues, was 63.6% in 2010, compared to 67.3% in 2009, a 3.7-point improvement. Excluding the 2009 EJ&E acquisition-related costs, the operating ratio of 63.6% in 2010 represents a 3.1-point improvement compared to an adjusted operating ratio of 66.7% in 2009.

Management's Discussion and Analysis                                                                U.S. GAAP

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2010	2009	% Change	% Change at constant currency

Rail freight revenues		$7,417	$6,632	12%	18%
Other revenues		880	735	20%	26%
Total revenues		$8,297	$7,367	13%	19%

Rail freight revenues:
Petroleum and chemicals		$1,322	$1,260	5%	12%
Metals and minerals		861	728	18%	27%
Forest products		1,183	1,147	3%	11%
Coal		600	464	29%	35%
Grain and fertilizers		1,418	1,341	6%	11%
Intermodal		1,576	1,337	18%	20%
Automotive		457	355	29%	39%
Total rail freight revenues		$7,417	$6,632	12%	18%

Revenue ton miles (RTM) (millions)		179,232	159,862	12%	12%
Rail freight revenue/RTM (cents)		4.14	4.15	-	5%
Carloads (thousands)		4,696	3,991	18%	18%
Rail freight revenue/carload (dollars)		1,579	1,662	(5%)	-

Revenues for the year ended December 31, 2010 totaled $8,297 million compared to $7,367 million in 2009. The increase of $930 million was mainly due to significantly higher freight volumes as a result of improving economic conditions in North America and globally; the impact of a higher fuel surcharge, in the range of $240 million, as a result of year-over-year increases in applicable fuel prices and higher volumes; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues, particularly in the first half of the year.
In 2010, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, increased by 12% relative to 2009. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, was flat when compared to 2009, as the positive impact of a higher fuel surcharge, freight rate increases, and a decrease in the average length of haul were offset by the negative translation impact of the stronger Canadian dollar.

Petroleum and chemicals

	Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)		$1,322	$1,260	5%	12%
RTMs (millions)		31,190	29,381	6%	6%
Revenue/RTM (cents)		4.24	4.29	(1%)	6%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2010, revenues for this commodity group increased by $62 million, or 5%, when compared to 2009. The increase was mainly due to higher shipments of chemical products, due to

Management's Discussion and Analysis                                                                U.S. GAAP

improvements in industrial production, and sulfur and petroleum products; freight rate increases; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 1% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar, that was partly offset by freight rate increases and the impact of a higher fuel surcharge.

Percentage of revenues
Petroleum and plastics	64%
Chemicals	36%

Year ended December 31,	2008	2009	2010
Carloads (thousands)	547	511	549

Metals and minerals

	Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)		$861	$728	18%	27%
RTMs (millions)		16,443	12,994	27%	27%
Revenue/RTM (cents)		5.24	5.60	(6%)	1%

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. For the year ended December 31, 2010, revenues for this commodity group increased by $133 million, or 18%, when compared to 2009. The increase was mainly due to the continual improvement in the steel industry, which resulted in greater shipments of steel products and iron ore; stronger volumes of construction materials; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 6% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher fuel surcharge and a decrease in the average length of haul.

Percentage of revenues
Metals	50%
Minerals	30%
Iron ore	20%

Year ended December 31,	2008	2009	2010
Carloads (thousands)	1,025	721	990

Management's Discussion and Analysis                                                                U.S. GAAP

Forest products

	Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)		$1,183	$1,147	3%	11%
RTMs (millions)		28,936	27,594	5%	5%
Revenue/RTM (cents)		4.09	4.16	(2%)	6%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States. For the year ended December 31, 2010, revenues for this commodity group increased by $36 million, or 3%, when compared to 2009. The increase was mainly due to higher shipments of wood pulp and lumber to offshore markets, the impact of a higher fuel surcharge, and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 2% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar, that was partly offset by the impact of a higher fuel surcharge and freight rate increases.

Percentage of revenues
Pulp and paper	61%
Lumber and panels	39%

Year ended December 31,	2008	2009	2010
Carloads (thousands)	511	403	423

Coal

	Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)		$600	$464	29%	35%
RTMs (millions)		19,766	14,805	34%	34%
Revenue/RTM (cents)		3.04	3.13	(3%)	1%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States, as well as offshore markets. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to offshore steel producers. For the year ended December 31, 2010, revenues for this commodity group increased by $136 million, or 29%, when compared to 2009. The increase was mainly due to strong volumes of Canadian export coal from new origins as well as increased Asian demand from existing mines, expanding demand for thermal coal in the U.S., freight rate increases, and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 3% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar and a significant increase in the average length of haul that were partly offset by freight rate increases and the impact of a higher fuel surcharge.

Management's Discussion and Analysis                                                                U.S. GAAP

Percentage of revenues
Coal	86%
Petroleum coke	14%

Year ended December 31,	2008	2009	2010
Carloads (thousands)	375	426	499

Grain and fertilizers

	Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)		$1,418	$1,341	6%	11%
RTMs (millions)		44,549	40,859	9%	9%
Revenue/RTM (cents)		3.18	3.28	(3%)	2%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains (DDG)), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2010, revenues for this commodity group increased by $77 million, or 6%, when compared to 2009. The increase was mainly due to higher shipments of potash and feed grains, the impact of a higher fuel surcharge, and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile decreased by 3% in 2010, mainly due to the negative translation impact of the stronger Canadian dollar that was partly offset by the impact of a higher fuel surcharge and freight rate increases.

Percentage of revenues
Oilseeds	30%
Food grains	25%
Feed grains	25%
Fertilizers	20%

Year ended December 31,	2008	2009	2010
Carloads (thousands)	579	530	579

Management's Discussion and Analysis                                                                U.S. GAAP

Intermodal

	Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)		$1,576	$1,337	18%	20%
RTMs (millions)		35,803	32,159	11%	11%
Revenue/RTM (cents)		4.40	4.16	6%	8%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2010, revenues for this commodity group increased by $239 million, or 18%, when compared to 2009. The increase was mainly due to higher volumes from overseas markets, particularly through the Ports of Vancouver and Prince Rupert, and domestic retail shipments; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 6% in 2010, mainly due to the impact of a higher fuel surcharge and freight rate increases that were partly offset by the negative translation impact of the stronger Canadian dollar.

Percentage of revenues
International	57%
Domestic	43%

Year ended December 31,	2008	2009	2010
Carloads (thousands)	1,377	1,246	1,455

Automotive

	Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)		$457	$355	29%	39%
RTMs (millions)		2,545	2,070	23%	23%
Revenue/RTM (cents)		17.96	17.15	5%	13%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2010, revenues for this commodity group increased by $102 million, or 29%, when compared to 2009. The increase was mainly due to significantly higher volumes of domestic finished vehicles traffic, freight rate increases, and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 5% in 2010, mainly due to the impact of freight rate increases, higher fuel surcharge, and a significant decrease in the average length of haul that were partly offset by the negative translation impact of the stronger Canadian dollar.

Management's Discussion and Analysis                                                                U.S. GAAP

Percentage of revenues
Finished vehicles	88%
Auto parts	12%

Year ended December 31,	2008	2009	2010
Carloads (thousands)	201	154	201

Other revenues

	Year ended December 31,	2010	2009	% Change	% Change at constant currency
Revenues (millions)		$880	$735	20%	26%

Other revenues are largely derived from non-rail services that support CN’s rail business including vessels, docks, warehousing, Autoport logistic service and trucking as well as from other items which include interswitching and commuter train revenues. In 2010, Other revenues amounted to $880 million, an increase of $145 million, or 20%, when compared to 2009, mainly due to higher vessel and dock revenues primarily related to strong iron ore volumes, and increased revenues from warehousing and distribution, primarily related to increased finished vehicle volumes through CN’s network of vehicle distribution facilities. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

Percentage of revenues
Other non-rail services	50%
Vessels and docks	27%
Interswitching and other revenues	23%

Management's Discussion and Analysis                                                                U.S. GAAP

Operating expenses

Operating expenses for the year ended December 31, 2010 amounted to $5,273 million, compared to $4,961 million in 2009. The increase of $312 million, or 6%, in 2010 was mainly due to higher fuel costs, increased labor and fringe benefits expense and higher depreciation and amortization expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses, particularly in the first half of the year, the impact of EJ&E acquisition-related costs recorded in 2009 and lower equipment rents.

						Percentage of revenues
In millions	Year ended December 31,	2010	2009	% Change	% Change at constant currency	2010	2009

Labor and fringe benefits		$1,744	$1,696	(3%)	(7%)	21.0%	23.0%
Purchased services and material		1,036	1,027	(1%)	(6%)	12.5%	13.9%
Fuel		1,048	820	(28%)	(40%)	12.6%	11.1%
Depreciation and amortization		834	790	(6%)	(8%)	10.1%	10.7%
Equipment rents		243	284	14%	7%	2.9%	3.9%
Casualty and other		368	344	(7%)	(13%)	4.5%	4.7%
Total operating expenses		$5,273	$4,961	(6%)	(12%)	63.6%	67.3%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense increased by $48 million, or 3%, in 2010 when compared to 2009. The increase was mainly due to higher incentive compensation and annual wages, the impact of increased freight volumes, and higher health and welfare costs. These factors were partly offset by the translation impact of the stronger Canadian dollar and higher pension income.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors; materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $9 million, or 1%, in the 2010 when compared to 2009. The increase was mainly a result of higher expenses for third-party non-rail transportation services due to higher volumes and higher repair and maintenance costs for track and roadway. These factors were partly offset by the translation impact of the stronger Canadian dollar and lower expenses for material and utilities as a result of mild winter conditions.

Fuel: Fuel expense includes fuel consumed by assets, including locomotives, intermodal and other equipment as well as provincial, federal and state fuel taxes. These expenses increased by $228 million, or 28%, in 2010 when compared to 2009. The increase was primarily due to a higher average price for fuel and higher freight volumes, which were partly offset by the translation impact of the stronger Canadian dollar and productivity improvements.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail and related operations. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairment write-downs. These expenses increased by $44 million, or 6%, in 2010 when compared to 2009. The increase was mainly due to the impact of net capital additions and a change in the expected service life for certain assets, which were partly offset by the translation impact of the stronger Canadian dollar.

Management's Discussion and Analysis                                                                U.S. GAAP

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $41 million, or 14%, in 2010 when compared to 2009. The decrease was primarily due to the translation impact of the stronger Canadian dollar and reduced lease expense for cars and locomotives, partly due to better asset utilization.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses. These expenses increased by $24 million, or 7%, in 2010 when compared to 2009. The increase was mainly due to an increase in the expense for Canadian and U.S. personal injury claims, pursuant to the net result of actuarial valuations in both years and an increase in the environmental expense. These factors were partly offset by the EJ&E acquisition-related costs of $49 million expensed in 2009 and the translation impact of the stronger Canadian dollar.

Other

Interest expense: Interest expense decreased by $52 million, or 13% (4% at constant currency), for the year ended December 31, 2010 when compared to 2009, mainly due to the positive translation impact of the stronger Canadian dollar on US dollar-denominated interest expense, lower interest rates and a lower average debt balance.

Other income: In 2010, the Company recorded Other income of $212 million, compared to $267 million in 2009. Included in Other income were gains on sales of the Company’s subdivisions of $152 million for the Oakville subdivision in 2010; and $157 million and $69 million, respectively, for the Weston and Lower Newmarket subdivisions in 2009. Higher income from other business activities and gains on disposal of land also partly offset the decrease in 2010.

Income tax expense: The Company recorded income tax expense of $772 million for the year ended December 31, 2010 compared to $407 million in 2009. Included in income tax expense in 2009 was a deferred income tax recovery of $157 million, of which $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. The effective tax rate for 2010 was 26.8% compared to 18.0% in 2009. Excluding the 2009 deferred income tax recovery discussed herein, the effective tax rate for 2009 was 24.9%. The year-over-year increase in the effective tax rates was mainly due to the impact of a higher proportion of the Company’s pre-tax income earned in higher-taxed jurisdictions and lesser gains on sale of the Company’s properties taxed at the favorable capital gains inclusion rate.

Management's Discussion and Analysis                                                                U.S. GAAP

2009 compared to 2008

In 2009, net income was $1,854 million, a decrease of $41 million, or 2%, when compared to 2008, with diluted earnings per share decreasing 1% to $3.92.
The Company’s results of operations, particularly in 2009, were affected by significant weakness across markets due to economic conditions, while 2008 was also marked by severe weather conditions in the first quarter. The 2009 and 2008 figures include items affecting the comparability of the results of operations. Included in the 2009 figures were gains on sale of the Company’s Weston subdivision of $157 million, or $ 135 million after-tax ($0.29 per basic or diluted share) and Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share), as well as EJ&E acquisition-related costs of $49 million, or $30 million after-tax ($0.06 per basic or diluted share). The 2009 figures also include a deferred income tax recovery of $157 million ($0.33 per basic or diluted share), of which $126 million ($0.27 per basic or diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per basic or diluted share) resulted from the recapitalization of a foreign investment, and $15 million ($0.03 per basic or diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. The CN locomotive engineers’ strike that occurred in the fourth quarter of 2009 had a minimal impact on the Company’s results of operations.
Included in the 2008 figures was a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million ($0.17 per basic or diluted share) was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million ($0.05 per basic or diluted share) was due to the enactment of corporate income tax rate changes in Canada, and $11 million ($0.02 per basic or diluted share) was due to net capital losses arising from the reorganization of a subsidiary.
Foreign exchange fluctuations have also had an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in an increase of approximately $25 million ($0.05 per basic or diluted share) to net income in 2009.
Revenues for the year ended December 31, 2009 decreased by $1,115 million, or 13%, to $7,367 million, mainly due to significantly lower freight volumes in almost all markets as a result of economic conditions in the North American and global economies, and a reduction in the fuel surcharge due to year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues.
For the year ended December 31, 2009, operating expenses decreased by $627 million, or 11%, to $4,961 million, mainly due to lower fuel costs; and reduced expenses for purchased services and material, partly reflecting the impact of reduced freight volumes as well as management’s cost-reduction initiatives. These factors were partially offset by the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses.
The operating ratio was 67.3% in 2009, compared to 65.9% in 2008, a 1.4-point increase.

Management's Discussion and Analysis                                                                U.S. GAAP

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2009	2008	% Change

Rail freight revenues		$6,632	$7,641	(13%)
Other revenues		735	841	(13%)
Total revenues		$7,367	$8,482	(13%)
Rail freight revenues
Petroleum and chemicals		$1,260	$1,346	(6%)
Metals and minerals		728	950	(23%)
Forest products		1,147	1,436	(20%)
Coal		464	478	(3%)
Grain and fertilizers		1,341	1,382	(3%)
Intermodal		1,337	1,580	(15%)
Automotive		355	469	(24%)
Total rail freight revenues		$6,632	$7,641	(13%)
Revenue ton miles (RTM) (millions)		159,862	177,951	(10%)
Rail freight revenue/RTM (cents)		4.15	4.29	(3%)
Carloads (thousands)		3,991	4,615	(14%)
Rail freight revenue/carload (dollars)		1,662	1,656	-

Revenues for the year ended December 31, 2009 totaled $7,367 million compared to $8,482 million in 2008. The decrease of $1,115 million was mainly due to significantly lower freight volumes in almost all markets as a result of economic conditions in the North American and global economies; and a reduction in the fuel surcharge in the range of $725 million due to year-over-year decreases in applicable fuel prices and lower volumes. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues. During the first nine months of 2009, the Company experienced a large positive translation impact of the weaker Canadian dollar that was mostly offset in the fourth quarter by a negative translation impact as a result of the strengthened Canadian dollar. This effect was experienced in all revenue commodity groups, although not explicitly stated in the discussions that follow.
In 2009, revenue ton miles declined 10% relative to 2008. Rail freight revenue per revenue ton mile decreased by 3% when compared to 2008, mainly due to the impact of a lower fuel surcharge and an increase in the average length of haul, that were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Petroleum and chemicals

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$1,260	$1,346	(6%)
RTMs (millions)		29,381	32,346	(9%)
Revenue/RTM (cents)		4.29	4.16	3%

For the year ended December 31, 2009, revenues for this commodity group decreased by $86 million, or 6%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge, reduced volumes for chemical products due to weakness in industrial production, and reduced sulfur shipments. These factors were partly offset by freight rate increases, the positive translation impact of the weaker Canadian dollar, and increased shipments related to the acquisition of the EJ&E. Revenue per revenue ton mile increased by 3% in 2009, mainly due to freight rate increases; the positive translation impact of the weaker Canadian dollar; and a decrease in the average length of haul, particularly in the second half of 2009; that were partly offset by the impact of a lower fuel surcharge.

Management's Discussion and Analysis                                                                U.S. GAAP

Metals and minerals

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$728	$950	(23%)
RTMs (millions)		12,994	17,953	(28%)
Revenue/RTM (cents)		5.60	5.29	6%

For the year ended December 31, 2009, revenues for this commodity group decreased by $222 million, or 23%, when compared to 2008. The decrease was mainly due to weakness in the steel industry, which reduced shipments of steel products and iron ore; the impact of a lower fuel surcharge; and weakness in the construction industry. These factors were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar. Revenue per revenue ton mile increased by 6% in 2009, mainly due to freight rate increases and the positive translation impact of the weaker Canadian dollar that were partly offset by the impact of a lower fuel surcharge.

Forest products

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$1,147	$1,436	(20%)
RTMs (millions)		27,594	33,847	(18%)
Revenue/RTM (cents)		4.16	4.24	(2%)

For the year ended December 31, 2009, revenues for this commodity group decreased by $289 million, or 20%, when compared to 2008. The decrease was mainly due to lower volumes from overall weak demand that resulted in several customer mill closures and production curtailments and the impact of a lower fuel surcharge. These factors were partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases. Revenue per revenue ton mile decreased by 2% in 2009, mainly due to the impact of a lower fuel surcharge that was partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases.

Coal

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$464	$478	(3%)
RTMs (millions)		14,805	14,886	(1%)
Revenue/RTM (cents)		3.13	3.21	(2%)

For the year ended December 31, 2009, revenues for this commodity group decreased by $14 million, or 3%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge and reduced shipments of metallurgical coal from Canadian mines in the first half of 2009. These factors were partly offset by shipments related to the acquisition of the EJ&E, freight rate increases, the positive translation impact of the weaker Canadian dollar, and stronger volumes of Canadian export coal from new origins. Revenue per revenue ton mile decreased by 2% in 2009, largely due to the impact of a lower fuel surcharge, that was partly offset by a decrease in the average length of haul, freight rate increases and the positive translation impact of the weaker Canadian dollar.

Management's Discussion and Analysis                                                                U.S. GAAP

Grain and fertilizers

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$1,341	$1,382	(3%)
RTMs (millions)		40,859	42,507	(4%)
Revenue/RTM (cents)		3.28	3.25	1%

For the year ended December 31, 2009, revenues for this commodity group decreased by $41 million, or 3%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge; reduced shipments of potash in North America, particularly in the first half of 2009; and weak U.S. corn exports. These factors were partly offset by strong export volumes of grain through western Canadian ports, the positive translation impact of the weaker Canadian dollar, and freight rate increases. In addition, the negative impact of the Canadian Transportation Agency’s decision in 2008 to retroactively reduce rail revenue entitlement for grain transportation, as well as its determination that the Company exceeded the revenue cap for the 2007-08 crop year, reduced revenues in the fourth quarter of 2008 by $26 million. Revenue per revenue ton mile increased by 1% in 2009, mainly due to the positive translation impact of the weaker Canadian dollar and freight rate increases that were partly offset by the impact of a lower fuel surcharge and an increase in the average length of haul.

Intermodal

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$1,337	$1,580	(15%)
RTMs (millions)		32,159	33,822	(5%)
Revenue/RTM (cents)		4.16	4.67	(11%)

For the year ended December 31, 2009, revenues for this commodity group decreased by $243 million, or 15%, when compared to 2008. The decrease was mainly due to the impact of a lower fuel surcharge, lower shipments through the Port of Vancouver, and reduced domestic volumes. Partly offsetting these factors were higher volumes through the Port of Prince Rupert, freight rate increases, and the positive translation impact of the weaker Canadian dollar. Revenue per revenue ton mile decreased by 11% in 2009, mainly due to the impact of a lower fuel surcharge that was partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Automotive

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$355	$469	(24%)
RTMs (millions)		2,070	2,590	(20%)
Revenue/RTM (cents)		17.15	18.11	(5%)

For the year ended December 31, 2009, revenues for this commodity group decreased by $114 million, or 24%, when compared to 2008. The decrease was mainly due to significantly lower volumes of finished vehicle traffic and the impact of a lower fuel surcharge. These factors were partly offset by freight rate increases, the positive translation impact of the weaker Canadian dollar, and the impact of a labor-related temporary curtailment in the operations of a CN-served customer that occurred in the second quarter of 2008. Revenue per revenue ton mile decreased by 5% in 2009, mainly due to the impact of a lower fuel surcharge and an increase in the average length of haul during the first half of the year, that were partly offset by freight rate increases and the positive translation impact of the weaker Canadian dollar.

Management's Discussion and Analysis                                                                U.S. GAAP

Other revenues

	Year ended December 31,	2009	2008	% Change
Revenues (millions)		$735	$841	(13%)

In 2009, Other revenues amounted to $735 million, a decrease of $106 million, or 13%, when compared to 2008, mainly due to lower non-rail transportation services attributable to CN WorldWide activities that was partly offset by the positive translation impact of the weaker Canadian dollar.

Operating expenses

Operating expenses amounted to $4,961 million in 2009 compared to $5,588 million in 2008. The decrease of $627 million, or 11%, in 2009 was mainly due to lower fuel costs; and reduced expenses for purchased services and material, partly reflecting the impact of reduced freight volumes as well as management’s cost-reduction initiatives. These factors were partially offset by the negative translation impact of the weaker Canadian dollar on US dollar-denominated expenses. During the first nine months of 2009, the Company experienced a large negative translation impact of the weaker Canadian dollar that was mostly offset in the fourth quarter by a positive translation impact of the strengthened Canadian dollar. This effect was experienced in all expense categories, although not explicitly stated in the discussions that follow.

					Percentage of revenues
In millions	Year ended December 31,	2009	2008	% Change	2009	2008

Labor and fringe benefits		$1,696	$1,674	(1%)	23.0%	19.7%
Purchased services and material		1,027	1,137	10%	13.9%	13.4%
Fuel		820	1,456	44%	11.1%	17.2%
Depreciation and amortization		790	725	(9%)	10.7%	8.6%
Equipment rents		284	262	(8%)	3.9%	3.1%
Casualty and other		344	334	(3%)	4.7%	3.9%
Total operating expenses		$4,961	$5,588	11%	67.3%	65.9%

Labor and fringe benefits: Labor and fringe benefits expense increased by $22 million, or 1%, in 2009 when compared to 2008. The increase was mainly due to higher stock-based compensation expense, the translation impact of the weaker Canadian dollar, lower pension income and increased health and welfare costs. Partly offsetting these factors was the impact of a reduced workforce and lower labor costs as a result of the decline in freight volumes.

Purchased services and material: Purchased services and material expense decreased by $110 million, or 10%, in 2009 when compared to 2008. The decrease was mainly a result of reduced third-party non-rail transportation services, repairs and maintenance on equipment, contracted services, and discretionary costs, reflecting the decline in freight volumes as well as management’s cost-reduction initiatives. Partly offsetting these factors was the translation impact of the weaker Canadian dollar.

Fuel: Fuel expense decreased by $636 million, or 44%, in 2009 when compared to 2008. The decrease was primarily due to a lower average price for fuel, reduced freight volumes and productivity improvements, which were partly offset by the translation impact of the weaker Canadian dollar.

Depreciation and amortization: Depreciation and amortization expense increased by $65 million, or 9%, in 2009 when compared to 2008. The increase was mainly due to the impact of net capital additions and the translation impact of the weaker Canadian dollar.

Management's Discussion and Analysis                                                                U.S. GAAP

Equipment rents: Equipment rents expense increased by $22 million, or 8%, in 2009 when compared to 2008. The increase was primarily due to lower car hire income due to fewer shipments offline and the translation impact of the weaker Canadian dollar. These factors were partly offset by reduced car hire expense from fewer foreign cars online and increased velocity; and reduced lease expense.

Casualty and other: Casualty and other expense increased by $10 million, or 3%, in 2009 when compared to 2008. The increase was mainly due to the EJ&E acquisition-related costs of $49 million, an increase in legal claims, the translation impact of the weaker Canadian dollar and higher property taxes in the U.S. These factors were partly offset by a higher reduction to the liability for U.S. personal injury claims in 2009 as compared to 2008 pursuant to annual actuarial studies; a lower bad debt expense; reduced travel-related expenses, reflecting management’s cost-reduction initiatives; and a reduction in the environmental expense.

Other

Interest expense: Interest expense increased by $37 million, or 10%, for the year ended December 31, 2009 when compared to 2008, mainly due to the impact of the weaker Canadian dollar on US dollar-denominated interest expense and interest on new debt issuances, that were partly offset by the benefit of repayments of commercial paper and matured Notes, as well as lower interest rates.

Other income: In 2009, the Company recorded Other income of $267 million compared to $26 million in 2008. The increase of $241 million was mainly due to the gains on sale of the Weston and Lower Newmarket subdivisions of $157 million and $69 million, respectively; a net foreign exchange gain in 2009 as compared to a loss in 2008; and higher income from other business activities.

Income tax expense: The Company recorded income tax expense of $407 million for the year ended December 31, 2009 compared to $650 million in 2008.  Included in 2009 and 2008 were deferred income tax recoveries of $157 million and $117 million, respectively.  Of the 2009 amount, $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years. Of the 2008 amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million was due to the enactment of lower provincial corporate income tax rates; and $11 million resulted from net capital losses arising from the reorganization of a subsidiary. The effective tax rate for 2009 was 18.0% compared to 25.5% in 2008. Excluding the deferred income tax recoveries discussed herein, the effective tax rates for 2009 and 2008 were 24.9% and 30.1%, respectively. The year-over-year decrease in the effective tax rates was mainly due to the impact of a higher proportion of the Company’s pretax income earned in lower-taxed jurisdictions and the impact of the favorable capital gains inclusion rate applied to the gains on sale of the Weston and Lower Newmarket subdivisions.

Management's Discussion and Analysis                                                                U.S. GAAP

Summary of fourth quarter 2010 compared to corresponding quarter in 2009 – unaudited

Fourth quarter 2010 net income was $503 million, a decrease of $79 million, or 14%, when compared to the same period in 2009, with diluted earnings per share decreasing 12% to $1.08.
The fourth-quarter 2009 figures include items affecting the comparability of the results of operations. Included in the 2009 figures was a gain on sale of the Company’s Lower Newmarket subdivision of $69 million, or $59 million after-tax ($0.12 per basic or diluted share) and a deferred income tax recovery of $99 million ($0.21 per basic or diluted share), resulting from the enactment of a lower provincial corporate income tax rate.
Foreign exchange fluctuations continued to have an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the US dollar, which affects the conversion of the Company’s US dollar-denominated revenues and expenses, has resulted in a negative impact of $9 million ($0.02 per basic or diluted share) to fourth quarter 2010 net income.
Revenues for the fourth quarter of 2010 increased by $235 million, or 12%, to $2,117 million, when compared to the same period in 2009. The increase was mainly due to significantly higher freight volumes as a result of improved economic conditions in North America and globally; freight rate increases; and the impact of a higher fuel surcharge in the range of $30 million due to year-over-year increases in applicable fuel prices. These factors were partly offset by the negative translation impact of the stronger Canadian dollar on US dollar-denominated revenues of approximately $40 million.
Operating expenses for the fourth quarter of 2010 increased by $114 million, or 9%, to $1,343 million, when compared to the same period in 2009. The increase was primarily due to higher fuel costs, increased expenses for purchased services and material and higher depreciation and amortization expense. These factors were partly offset by the positive translation impact of the stronger Canadian dollar on US dollar-denominated expenses of approximately $25 million.
The operating ratio was 63.4% in the fourth quarter of 2010 compared to 65.3% in the fourth quarter of 2009, a 1.9-point improvement.

Summary of quarterly financial data – unaudited

In millions, except per share data
	2010				2009
	Quarters				Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$2,117	$2,122	$2,093	$1,965	$1,882	$1,845	$1,781	$1,859
Operating income	$774	$834	$813	$603	$653	$689	$583	$481
Net income	$503	$556	$534	$511	$582	$461	$387	$424

Basic earnings per share	$1.09	$1.20	$1.14	$1.08	$1.24	$0.98	$0.83	$0.91
Diluted earnings per share	$1.08	$1.19	$1.13	$1.08	$1.23	$0.97	$0.82	$0.90

Dividend declared per share	$0.2700	$0.2700	$0.2700	$0.2700	$0.2525	$0.2525	$0.2525	$0.2525

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section of this MD&A entitled Business risks). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company’s US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Management's Discussion and Analysis                                                                U.S. GAAP

The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2010				2009
	Quarters				Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Deferred income tax recoveries (1)	$-	$-	$-	$-	$99	$15	$28	$15
Gain on disposal of property (after-tax) (2) (3) (4)	-	-	-	131	59	-	-	135
EJ&E acquisition-related costs (after-tax) (5)	-	-	-	-	-	-	(2)	(28)
Impact on net income	$-	$-	$-	$131	$158	$15	$26	$122

Basic earnings per share	$-	$-	$-	$0.28	$0.33	$0.03	$0.06	$0.26
Diluted earnings per share	$-	$-	$-	$0.28	$0.33	$0.03	$0.06	$0.26
(1)
Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(2)	The Company sold its Oakville subdivision for proceeds of $168 million. A gain on disposal of $152 million ($131 million after-tax) was recognized in Other income.
(3)	The Company sold its Lower Newmarket subdivision for proceeds of $71 million. A gain on disposal of $69 million ($59 million after-tax) was recognized in Other income.
(4)	The Company sold its Weston subdivision for proceeds of $160 million. A gain on disposal of $157 million ($135 million after-tax) was recognized in Other income.
(5)	The Company recorded costs related to the acquisition of the EJ&E of $49 million ($30 million after-tax) in Casualty and other expense.

Financial position

The following tables provide an analysis of the Company’s balance sheet as at December 31, 2010 as compared to 2009. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2010 and 2009, the foreign exchange rate was US$1=C$0.9946 and US$1=C$1.0510, respectively.

Total assets
In millions
As at December 31,	2010	2009	Variance excluding foreign exchange	Foreign exchange impact Favorable/ (Unfavorable)
Total assets	$25,206	$25,176	$597	$(567)

Variance mainly due to:

In millions
			Variance excluding foreign exchange	Foreign exchange impact Favorable/ (Unfavorable)	Explanation of variance, other than foreign exchange impact
As at December 31,	2010	2009
Accounts receivable	$775	$797	$1	$(23)	$1 million increase due to the impact of higher revenues that was almost entirely offset by the impact of an improved collection cycle.
Properties	$22,917	$22,630	$822	$(535)	$1,718 million increase related to property and capital lease additions, offset by $833 million of depreciation and $63 million for other items.
Intangible and other assets	$699	$1,056	$(350)	$(7)	$404 million related to a decrease in the Company’s pension asset which was offset by an increase of $54 million for other items.

Management's Discussion and Analysis                                                                U.S. GAAP

Total liabilities

In millions
As at December 31,	2010	2009	Variance excluding foreign exchange	Foreign exchange impact (Favorable)/ Unfavorable
Total liabilities	$13,922	$13,943	$521	$(542)

Variance mainly due to:

In millions
			Variance excluding foreign exchange	Foreign exchange impact (Favorable)/ Unfavorable	Explanation of variance, other than foreign exchange impact
As at December 31,	2010	2009
Accounts payable and other	$1,366	$1,167	$221	$(22)	$221 million related to an increase in Income and other taxes payable of $100 million, Trade accounts payable of $75 million, and $46 million for other items.
Deferred income taxes	$5,152	$5,119	$197	$(164)
Increase due to $425 million of deferred income tax expense recorded in net income, excluding recognized tax benefits; offset by a deferred income tax recovery of $188 million recorded in Other comprehensive income (loss), and $40 million for other items.

Other liabilities and deferred credits	$1,333	$1,196	$163	$(26)
$163 million related to an increase in the environmental liability of $54 million, the accrual for stock-based incentives plans of $49 million, the pension and other postretirement benefits liabilities of $48 million, and $12 million for other items.

Total long-term debt, including the current portion	$6,071	$6,461	$(60)	$(330)	Decrease of $192 million related to repayments and other items, offset by the issuance of capital leases totaling $132 million.

Management's Discussion and Analysis                                                                U.S. GAAP

Shareholders' equity

In millions
As at December 31,	2010	2009	Variance
Total Shareholders' equity	$11,284	$11,233	$51

Variance mainly due to:

In millions
As at December 31,	2010	2009	Variance	Explanation of variance
Common shares	$4,252	$4,266	$(14)	Decrease of $138 million due to the share repurchase program, offset by $124 million for issuances of common shares upon exercise of stock options and other.
Accumulated other comprehensive loss	$(1,709)	$(948)	$(761)
$761 million related to Other comprehensive loss for the year, mainly due to an after-tax amount of $692 million recorded to recognize the funded status of the Company’s pension and other postretirement benefit plans.

Retained earnings	$8,741	$7,915	$826	$2,104 million of net income for the year was partially offset by $503 million of dividends paid and a reduction of $775 million due to the share repurchase program.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money market and the capital market. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of its financing requirements. As part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing, and considers from time to time the feasibility of dividend increases and share repurchases.
To meet short-term liquidity needs, the Company has available an accounts receivable securitization program and a commercial paper program, which is backstopped by a portion of its US$1 billion revolving credit facility, expiring in October 2011, that the Company intends to replace with another credit agreement on or before the expiration date. If the Company were to lose access to either program for an extended period of time, the Company could rely on its US$1 billion revolving credit facility.
The Company has at times had working capital deficits which are considered common in the rail industry because it is capital-intensive, and is not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2010 and 2009, the Company had cash and cash equivalents of $490 million and $352 million, respectively, and a working capital deficit of $316 million and working capital of $253 million, respectively. There are currently no specific requirements relating to working capital other than in the normal course of business.

Management's Discussion and Analysis                                                                U.S. GAAP

The Company’s access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital market. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Operating activities

In millions	Year ended December 31,	2010	2009	Variance
Net cash receipts from customers and other		$ 8,404	$ 7,505	$ 899
Net cash payments for:
Employee services, suppliers and other expenses		(4,334)	(4,323)	(11)
Interest		(366)	(407)	41
Personal injury and other claims		(64)	(112)	48
Pensions		(427)	(139)	(288)
Income taxes		(214)	(245)	31
Net cash provided by operating activities		$ 2,999	$ 2,279	$ 720

Net cash receipts from customers and other increased mainly due to higher revenues and a shorter collection cycle. Payments for employee services, suppliers and other expenses increased principally due to higher payments for fuel that were partly offset by a lower foreign exchange rate on US dollar-denominated payments. In 2010, the Company made a voluntary contribution of $300 million to strengthen the financial position of its main pension plan, the CN Pension Plan and the remainder of the contributions mainly represent current service costs under the plans. Total pension contributions for 2011 are expected to be approximately $115 million, of which $89 million was paid in January 2011. In 2011, net income tax payments are expected to be in the range of $440 million.

Investing activities

In millions	Year ended December 31,	2010	2009	Variance
Net cash used in investing activities		$ 1,383	$ 1,437	$ 54

The Company’s investing activities in 2010 included property additions of $1,586 million, an increase of $184 million when compared to 2009, and cash proceeds of $168 million from the disposition of the Company’s Oakville subdivision. Investing activities in 2009 included the payment of $373 million for the EJ&E acquisition and cash proceeds of $231 million from the disposition of the Company’s Weston and Lower Newmarket subdivisions. See the sections of this MD&A entitled Acquisitions and Disposal of property.

Management's Discussion and Analysis                                                                U.S. GAAP

The following table details property additions for the years ended December 31, 2010 and 2009:

In millions	Year ended December 31,	2010	2009
Track and roadway		$1,031	$1,036
Rolling stock		415	195
Buildings		43	48
Information technology		111	110
Other		118	88
Gross property additions		1,718	1,477
Less: capital leases (1)		132	75
Property additions		$1,586	$1,402
(1)	During 2010, the Company recorded $132 million in assets it acquired through equipment leases ($75 million in 2009), for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital expenditure programs for the renewal of the basic track infrastructure, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network.
Expenditures are generally capitalized if they meet a minimum level of activity, extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. For Track and roadway properties, expenditures to replace and/or upgrade the basic track infrastructure are generally planned and programmed in advance and carried out by the Company’s engineering work force. In both 2010 and 2009, approximately 90% of the Track and roadway capital expenditures were incurred to renew the basic track infrastructure.
Expenditures relating to the Company’s properties that do not meet the Company’s capitalization criteria are considered normal repairs and maintenance and are expensed. In 2010, approximately 20% of the Company’s total operating expenses were for such expenditures (approximately 20% in 2009 and 2008). For Track and roadway properties, normal repairs and maintenance include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track structure.
  For 2011, the Company expects to invest approximately $1.7 billion for its capital programs, of which approximately $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network. Implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 will amount to approximately US$220 million, of which approximately US$20 million has been spent at the end of 2010, with the remainder to be spent over the next four years.

Free cash flow
The Company generated $1,122 million of free cash flow for the year ended December 31, 2010, compared to $790 million in 2009. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, adjusted for changes in the accounts receivable securitization program and in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities, adjusted for the impact of major acquisitions, and the payment of dividends, calculated as follows:

Management's Discussion and Analysis                                                                U.S. GAAP

In millions	Year ended December 31,	2010	2009

Net cash provided by operating activities		$2,999	$2,279
Net cash used in investing activities		(1,383)	(1,437)
Net cash provided before financing activities		1,616	842

Adjustments:
Change in accounts receivable securitization		2	68
Dividends paid		(503)	(474)
Acquisition of EJ&E		-	373
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents		7	(19)
Free cash flow		$1,122	$790

Financing activities

In millions	Year ended December 31,	2010	2009	Variance
Net cash used in financing activities		$ 1,485	$ 884	$ (601)

In 2010, repayments of long-term debt totaling $184 million related entirely to the Company’s capital lease obligations. In 2009, issuances and repayments of long-term debt related mainly to the Company’s commercial paper program. Issuances in 2009 also included US$550 million (C$684 million) of 5.55% Notes due in 2019 of which the net proceeds of US$540 million (C$672 million) were used to repay a portion of its then outstanding commercial paper and its accounts receivable securitization program. In addition, the Company, through a wholly-owned subsidiary, repurchased 82% of the 4.25% Notes due in August 2009 with a carrying value of US$245 million pursuant to a tender offer for a total cost of US$245 million. The remaining 18% of the 4.25% Notes with a carrying value of US$55 million were paid upon maturity.
Cash received from stock options exercised during 2010 and 2009 was $87 million and $53 million, respectively, and the related tax benefit realized upon exercise was $28 million and $20 million, respectively.
In 2010, the Company repurchased a total of 15.0 million common shares for $913 million (weighted-average price of $60.86 per share) under its 15.0 million share repurchase program. See the section of this MD&A entitled Common shares for the activity under the 2010 share repurchase program, as well as the share repurchase programs of the prior years.
During 2010, the Company paid quarterly dividends of $0.2700 per share amounting to $503 million, compared to $474 million, at the rate of $0.2525 per share, in 2009.

Credit measures
Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratio is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Management's Discussion and Analysis                                                                U.S. GAAP

Adjusted debt-to-total capitalization ratio
	December 31,	2010	2009
Debt-to-total capitalization ratio (1)		35.0%	36.5%
Add: Present value of operating lease commitments plus securitization financing (2)		1.8%	2.0%
Adjusted debt-to-total capitalization ratio		36.8%	38.5%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Year ended December 31,	2010	2009
Debt		$6,071	$6,461
Add: Present value of operating lease commitments plus securitization financing (2)		494	579
Adjusted debt		6,565	7,040

Operating income		3,024	2,406
Add: Depreciation and amortization		834	790
EBITDA (excluding Other income)		3,858	3,196
Add: Deemed interest on operating leases		28	33
Adjusted EBITDA		$3,886	$3,229

Adjusted debt-to-adjusted EBITDA		1.69 times	2.18 times
(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The decrease in the Company’s adjusted debt-to-total capitalization ratio at December 31, 2010 as compared to 2009 was mainly due to a stronger Canadian-to-US dollar foreign exchange rate in effect at the balance sheet date, as well as net debt repayments. This reduced debt level as at December 31, 2010, combined with higher operating income for the year ended December 31, 2010, resulted in an improvement in the Company’s adjusted debt-to-adjusted EBITDA multiple, as compared to the same period in 2009.

The Company has access to various financing arrangements:

Revolving credit facility
The Company has a US$1 billion revolving credit facility, expiring in October 2011 that the Company intends to replace with another credit agreement on or before the expiration date. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2010, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2009) and had letters of credit drawn of $436 million ($421 million as at December 31, 2009).

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at December 31, 2010 and 2009, the Company had no outstanding borrowings under its commercial paper program.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Management's Discussion and Analysis                                                                U.S. GAAP

Contractual obligations

In the normal course of business, the Company incurs contractual obligations.  The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2010:

In millions	Total	2011	2012	2013	2014	2015	2016 & thereafter
Long-term debt obligations (1)	$5,122	$398	$-	$396	$321	$-	$4,007
Interest on long-term debt obligations	5,092	313	288	279	262	254	3,696
Capital lease obligations (2)	1,291	192	83	107	239	101	569
Operating lease obligations (3)	616	110	92	71	47	37	259
Purchase obligations (4)	740	453	107	93	44	42	1
Other long-term liabilities reflected on
the balance sheet (5)	845	67	53	73	50	43	559
Total obligations (6)	$13,706	$1,533	$623	$1,019	$963	$477	$9,091
(1)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $949 million which are included in “Capital lease obligations.”

(2)	Includes $949 million of minimum lease payments and $342 million of imputed interest at rates ranging from approximately 0.5% to 11.8%.
(3)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(4)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(5)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

(6)
In addition, the Company has remaining commitments in relation to the EJ&E acquisition to spend, over the next few years, approximately US$80 million for railroad infrastructure improvements and over US$30 million under a series of agreements with individual communities, a comprehensive voluntary mitigation program that addresses municipalities' concerns, and additional conditions imposed by the Surface Transportation Board (STB).

For 2011 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.
See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statement.

Acquisitions

2009
On January 31, 2009, the Company acquired the principal rail lines of the EJ&E, a short-line railway that operated over 198 miles of track in and around Chicago, for a total cash consideration of US$300 million (C$373 million), paid with cash on hand. The Company accounted for the acquisition using the acquisition method of accounting pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, “Business Combinations,” which the Company adopted on January 1, 2009. As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of EJ&E as of January 31, 2009, the date of acquisition. The costs incurred to acquire the EJ&E of approximately $49 million were expensed and reported in Casualty and other in the Consolidated Statement of Income for the year ended December 31, 2009 (see Note 2 – Accounting changes to the Company’s Annual Consolidated Financial Statements).

Management's Discussion and Analysis                                                                U.S. GAAP

The following table summarizes the consideration paid for EJ&E and the fair value of the assets acquired and liabilities assumed that were recognized at the acquisition date:

In US millions	At January 31, 2009
Consideration
Cash	$300
Fair value of total consideration transferred	$300

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	$4
Properties	310
Current liabilities	(4)
Other noncurrent liabilities	(10)
Total identifiable net assets	$300

The 2009 revenues and net income of EJ&E included in the Company’s Consolidated Statement of Income from the acquisition date to December 31, 2009, were $74 million and $12 million, respectively.

2008
The Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition included:
(i)	Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway;
(ii)	New Brunswick East Coast Railway, a 196-mile short-line railway;
(iii)	Ottawa Central Railway, a 123-mile short-line railway; and
(iv)	Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

  This acquisition was accounted for using the purchase method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the date of acquisition.

Disposal of property

2010
Oakville subdivision
In March 2010, the Company entered into an agreement with Metrolinx to sell a portion of the property known as the Oakville subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for proceeds of $168 million before transaction costs, of which $24 million placed in escrow at the time of disposal was entirely released by December 31, 2010 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $152 million ($131 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2009
Lower Newmarket subdivision
In November 2009, the Company entered into an agreement with Metrolinx to sell the property known as the Lower Newmarket subdivision in Vaughan and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $71 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional

Management's Discussion and Analysis                                                                U.S. GAAP

consideration. The transaction resulted in a gain on disposal of $69 million ($59 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Weston subdivision
In March 2009, the Company entered into an agreement with GO Transit to sell the property known as the Weston subdivision in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Rail Property”), for cash proceeds of $160 million before transaction costs, of which $50 million placed in escrow at the time of disposal was entirely released by December 31, 2009 in accordance with the terms of the agreement. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Rail Property at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $157 million ($135 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Off balance sheet arrangements

Accounts receivable securitization program
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest in a revolving pool of freight receivables to an unrelated trust for maximum cash proceeds of $600 million. Since the fourth quarter of 2009, the Company has gradually reduced the program limit, which will stand at $100 million until the expiry of the program, to reflect the anticipated reduction in the use of the program.
The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to comply with could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. Under the terms of the agreement, the Company may change the percentage of co-ownership interest sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.
As at December 31, 2010, the Company had no receivables sold under this program. As at December 31, 2009, the Company had sold receivables that resulted in proceeds of $2 million and recorded retained interest of approximately 10% in Other current assets.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Management's Discussion and Analysis                                                                U.S. GAAP

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans, to the Company’s Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the years ended December 31, 2010, 2009 and 2008:

In millions	Year ended December 31,	2010	2009	2008

Cash settled awards
Restricted share unit plan		$77	$43	$33
Vision 2008 Share Unit Plan		N/A	N/A	(10)
Voluntary Incentive Deferral Plan		18	33	(10)
		95	76	13
Stock option awards		9	14	14
Total stock-based compensation expense		$104	$90	$27

Tax benefit recognized in income		$27	$26	$7

Financial instruments

In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2010, the Company did not have any significant derivative financial instruments outstanding. See Note 18 – Financial instruments, to the Company’s Annual Consolidated Financial Statements for a discussion of such risks.

Payments for income taxes

The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, tax installments in a given year are generally based on the prior year’s pretax income whereas in the U.S., they are based on forecasted pretax income of that year.
In 2010, net payments to Canadian tax authorities were $171 million ($251 million in 2009) and net payments to U.S. tax authorities were $43 million ($6 million net refunds received in 2009). For the 2011 fiscal year, the Company’s net income tax payments are expected to be in the range of $440 million, an increase as compared to 2010 mainly due to installments for Canadian taxes based on higher pretax income as well as the final payment owing for the 2010 fiscal year.
   See the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such forward-looking statement.

Management's Discussion and Analysis                                                                U.S. GAAP

Common shares

Share repurchase programs
In January 2010, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 15.0 million common shares to the end of December 2010 pursuant to a normal course issuer bid, at prevailing market prices plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.
The following table provides the activity under such share repurchase program, as well as the share repurchase programs of the prior years:

In millions, except per share data	Year ended December 31,	2010	2009	2008

January 2010 - December 2010 program
Number of common shares (1)		15.0	N/A	N/A
Weighted-average price per share (2)		$60.86	N/A	N/A
Amount of repurchase		$913	N/A	N/A

July 2008 - July 2009 program
Number of common shares		N/A	-	6.1
Weighted-average price per share (2)		N/A	$-	$54.42
Amount of repurchase		N/A	$-	$331

July 2007 - June 2008 program
Number of common shares (1)		N/A	N/A	13.3
Weighted-average price per share (2)		N/A	N/A	$51.91
Amount of repurchase		N/A	N/A	$690

Total for the year
Number of common shares (1)		15.0	-	19.4
Weighted-average price per share (2)		$60.86	$-	$52.70
Amount of repurchase		$913	$-	$1,021
(1) Includes common shares purchased pursuant to private agreements between the Company and arm's-length third-party sellers. (2) Includes brokerage fees.

On January 24, 2011, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 16.5 million common shares between January 28, 2011 and December 31, 2011 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange. In addition, the Company’s Board of Directors has approved an increase of 20% to the quarterly dividend to common shareholders, from $0.2700 to $0.3250.

Outstanding share data
As at February 9, 2011, the Company had 459.5 million common shares and 9.1 million stock options outstanding.

Recent accounting pronouncement

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the fiscal years beginning on or after January 1, 2011. However, National Instrument 52-107 issued by the Ontario Securities Commission allows foreign issuers, as defined by the U.S. Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP.  As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP.  The SEC has issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers which stipulates that the SEC will decide in 2011 whether

Management's Discussion and Analysis                                                                U.S. GAAP

to move forward with the convergence to IFRS with the transition beginning in 2014.  Should the SEC make such a decision, the Company will convert its reporting to IFRS at such time.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental matters, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.
Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. The Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
At December 31, 2010, 2009 and 2008, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2010	2009	2008
Balance January 1	$178	$189	$196
Accruals and other	59	48	42
Payments	(37)	(59)	(49)
Balance December 31	$200	$178	$189

Current portion - Balance December 31	$39	$34	$35

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operation.
For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

Management's Discussion and Analysis                                                                U.S. GAAP

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury claims, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, CN’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the study includes the projection of CN’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study.
Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company’s future payments may differ from current amounts recorded.
External actuarial studies reflecting favorable claims development over the years have supported net reductions to the Company’s provision for U.S. personal injury and other claims of $19 million, $60 million and $28 million in 2010, 2009 and 2008, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on reducing frequency and severity of non-occupational disease claims through injury prevention and containment; mitigation of claims; and lower settlements for existing claims.
At December 31, 2010, 2009 and 2008, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2010	2009	2008
Balance January 1	$166	$265	$250
Accruals and other	7	(46)	57
Payments	(27)	(53)	(42)
Balance December 31	$146	$166	$265

Current portion - Balance December 31	$44	$72	$83

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operation. For example, a 7% change in the asbestos average claim cost or a 1% change in the inflation trend rate would result in an increase or decrease of approximately $3 million in the liability recorded for unasserted asbestos claims.

Environmental matters
Known existing environmental concerns
The Company has identified approximately 295 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

Management's Discussion and Analysis                                                                U.S. GAAP

    The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. The Company also accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. As a result, it is not practical to quantitatively describe the effects of changes to these many assumptions and judgments. However, the Company consistently applies its methodology of estimating its environmental liabilities and records adjustments to initial estimates as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

As at December 31, 2010, 2009 and 2008, the Company's provision for specific environmental sites was as follows:

In millions	2010	2009	2008
Balance January 1	$103	$125	$111
Accruals and other	67	(7)	29
Payments	(20)	(15)	(15)
Balance December 31	$150	$103	$125

Current portion - Balance December 31	$34	$38	$30

The Company anticipates that the majority of the liability at December 31, 2010 will be paid out over the next five years. However, some costs may be paid out over a longer period. In 2010, the Company accrued remediation costs associated with alleged contamination that are expected to be partly recoverable from third parties. A receivable has been recorded in Intangible and other assets for such recoverable amount.  Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

    (i) the lack of specific technical information available with respect to many sites;
   (ii) the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites; and

Management's Discussion and Analysis                                                                U.S. GAAP

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses for environmental matters amounted to $23 million in 2010, $11 million in 2009 and $10 million in 2008. For 2011, the Company expects to incur operating expenses relating to environmental matters in the same range as in 2010. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $14 million in 2010 and $9 million in both 2009 and 2008. For 2011, the Company expects to incur capital expenditures relating to environmental matters in the same range as in 2010.

Depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail which is measured in millions of gross tons per mile. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable assets classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the STB and conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual service lives differing from the Company’s estimates.

Management's Discussion and Analysis                                                                U.S. GAAP

  A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite service life of the Company’s fixed asset base would impact annual depreciation expense by approximately $20 million.
Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. The Company is undertaking depreciation studies of its Canadian properties and its U.S. rolling stock and equipment, and expects to finalize these studies by the first quarter of 2011. A portion of the study of Canadian properties was completed in 2010 and resulted in an annual increase of approximately $20 million to depreciation expense. In 2008, the Company had also completed a depreciation study of its Canadian properties that resulted in an increase in depreciation expense of $20 million for the 12-month period ended December 31, 2008 compared to the same period in 2007.
In 2010, the Company recorded total depreciation expense of $833 million ($789 million in 2009 and $723 million in 2008). At December 31, 2010, the Company had Properties of $22,917 million, net of accumulated depreciation of $9,553 million ($22,630 million in 2009, net of accumulated depreciation of $9,309 million). Additional disclosures are provided in Note 5 – Properties, to the Company’s Annual Consolidated Financial Statements.
U.S. generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits
The Company’s plans have a measurement date of December 31. The following table shows the Company’s pension asset, pension liability and other postretirement benefits liability at December 31, 2010 and 2009:

In millions	December 31,	2010	2009
Pension asset		$442	$846
Pension liability		$245	$222
Other postretirement benefits liability		$283	$268

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)
The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by FASB ASC 715 “Compensation – Retirement Benefits.”  Under the standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, the standard allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.
In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss).  The Company amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality.  Experience with respect to economic conditions and investment performance is further discussed herein.

Management's Discussion and Analysis                                                                U.S. GAAP

For the years ended December 31, 2010, 2009 and 2008, the consolidated net period benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	Year ended December 31,	2010	2009	2008
Net periodic benefit cost (income) for pensions		$(70)	$(34)	$(48)
Net periodic benefit cost for other postretirement benefits		$18	$19	$12

At December 31, 2010, and 2009, the projected pension benefit obligation, and accumulated other postretirement benefit obligation (APBO) were as follows:

In millions	December 31,	2010	2009
Projected pension benefit obligation		$14,895	$13,708
Accumulated other postretirement benefit obligation		$283	$268

Discount rate assumption
The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due.  The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party.  The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 5.32%, based on bond yields prevailing at December 31, 2010 (6.19% at December 31, 2009) was considered appropriate by the Company to match the approximately 10-year average duration of estimated future benefit payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.
The Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold. For the year ended December 31, 2010, the Company recorded a net actuarial loss of $905 million on its pension plans, increasing the net actuarial loss recognized in Accumulated other comprehensive loss to $1,185 million ($280 million in 2009). The increase in the net actuarial loss was primarily due to the negative liability experience resulting from the decrease in the discount rate from 6.19% to 5.32%, partially offset by the difference in the actual and expected return on plan assets for the year ended December 31, 2010.
For the year ended December 31, 2010, a 0.25% decrease in the 5.32% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $370 million to the funded status for pensions and an increase of approximately $25 million to the 2011 net periodic benefit cost. A 0.25% increase in the discount rate would have resulted in an increase of approximately $360 million to the funded status for pensions and an increase of approximately $5 million to the 2011 net periodic benefit cost.

Expected long-term rate of return assumption
To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2010, the Company used a long-term rate of return assumption of 7.75% on the market-related value of plan assets to compute net periodic benefit cost. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the CN Pension Plan at December 31, 2010 was above the market-related value of assets by $363 million, net periodic benefit income would have increased by approximately $30 million for 2010,

Management's Discussion and Analysis                                                                U.S. GAAP

assuming all other assumptions remained constant. Effective January 1, 2011, the Company will reduce the expected long-term rate of return on plan assets from 7.75% to 7.50% to reflect management's current view of long-term investment returns. The effect of this change in management’s assumption will be to decrease 2011 net periodic benefit income by approximately $20 million.
The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies.  Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. The Policy mix in 2010 was: 2% cash and short-term investments, 38% bonds, 47% equities, 4% real estate,  5% oil and gas and 4% infrastructure assets.
Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.
The Committee’s approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries.  During the last 10 years ended December 31, 2010, the CN Pension Plan earned an annual average rate of return of 6.49%.
The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2010	2009	2008	2007	2006
Actual	8.7%	10.8%	(11.0%)	8.0%	10.7%
Market-related value	4.8%	6.5%	7.8%	12.7%	11.4%
Expected	7.75%	7.75%	8.00%	8.00%	8.00%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $85 million.  Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption.  There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit cost (income) for pensions for 2011
In 2011, the Company expects its net periodic benefit income to increase by approximately $15 million mainly due to a decrease in the discount rate used, from 6.19% to 5.32%.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2010, the assets of the Company’s various plans are comprised of 3% in cash and short-term investments, 25% in bonds, 1% in mortgages, 50% in equities, 2% in real estate assets, 8% in oil and gas, 4% in infrastructure, and 7% in absolute return investments. The long-term asset allocation percentages are not expected to differ materially from the current composition. See Note 12 - Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements for information on the fair value measurements of such assets.
       A significant portion of the plans' assets is invested in publicly traded equity securities whose return is primarily driven by stock market performance.  Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate.  The funded status of the plan fluctuates with future market conditions and impacts funding requirements.  The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Management's Discussion and Analysis                                                                U.S. GAAP

Rate of compensation increase and health care cost trend rate
The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2010, a rate of compensation increase of 3.5% was used to determine the projected benefit obligation and the net periodic benefit cost.
For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 11% in 2010, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.
  For the year ended December 31, 2010, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Funding of pension plans
For all pension plans, the funded status is calculated under generally accepted accounting principles. For funding of the Company’s Canadian pension plans, the funded status is also calculated under going-concern and solvency scenarios under guidance issued by the Canadian Institute of Actuaries (CIA). The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations, which for the Company’s Canadian pension plans, will be required annually starting with the actuarial valuation as at December 31, 2011.
The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2008 and indicated a funding excess on a going concern and solvency basis. For this valuation, the Company elected to smooth investment returns over five years, to assess the solvency basis of its plan assets. Prior to such election, the Company was using the market-value approach to assess the solvency basis of its plan assets which would have indicated a solvency deficit. Based on this actuarial valuation of the CN Pension Plan, filed by the Company as at December 31, 2008, as well as the latest actuarial valuations of its other plans, the Company expects to make contributions of approximately $115 million in 2011 for all its pension plans. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2011 funding obligations.
Adverse changes to the assumptions used to calculate the Company’s funding status, particularly the discount rate, as well as changes to existing federal pension legislation could significantly impact the Company’s future contributions.

Information disclosed by major pension plan
The following table provides the Company’s plan assets by category, projected benefit obligation at end of year, and Company and employee contributions by major defined benefit pension plan:

		CN	BC Rail Ltd	U.S. and
In millions	December 31, 2010	Pension Plan	Pension Plan	other plans	Total

Plan assets by category
Cash and short-term investments		$400	$23	$6	$429
Bonds		3,499	158	58	3,715
Mortgages		197	7	1	205
Equities		7,248	244	128	7,620
Real estate		306	11	1	318
Oil and gas		1,099	39	3	1,141
Infrastructure		584	21	2	607
Absolute return		986	33	4	1,023
Other		24	1	9	34
Total		$14,343	$537	$212	$15,092

Projected benefit obligation at end of year		$13,941	$504	$450	$14,895

Company contributions in 2010		$385	$6	$20	$411

Employee contributions in 2010		$50	$-	$-	$50
Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements.

Management's Discussion and Analysis                                                                U.S. GAAP

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2010, it is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2010, the total amount of gross unrecognized tax benefits was $57 million, before considering tax treaties and other arrangements between taxation authorities, of which $19 million related to accrued interest and penalties. The amount of net unrecognized tax benefits as at December 31, 2010 was $30 million. If recognized, all of the net unrecognized tax benefits would affect the effective tax rate. In Canada, the Company’s income tax returns filed for the years 2004 to 2009 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2006 to 2009 remain subject to examination by the taxation authorities. The Company believes that its provisions for income taxes at December 31, 2010 are adequate pertaining to any future assessments from the taxation authorities.
  The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and the net pension asset. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws.  As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $29 million in 2010.
From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2009 and 2008 and resulted in a deferred income tax recovery of $126 million and $23 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.
For the year ended December 31, 2010, the Company recorded total income tax expense of $772 million ($407 million in 2009 and $650 million in 2008), of which $418 million was a deferred income tax expense. In 2009, $138 million of the reported income tax expense was for deferred income taxes, and included a deferred income tax recovery of $157 million. Of this amount, $126 million resulted from the enactment of lower provincial corporate income tax rates, $16 million resulted from the recapitalization of a foreign investment, and $15 million resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.  In 2008, $230 million of the reported income tax expense was for deferred income taxes, and included a deferred income tax recovery of $117 million. Of this amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of previous years; $23 million from the enactment of corporate income tax rate changes in Canada; and $11 million from net capital losses arising from the reorganization of a subsidiary.  The Company’s net deferred income tax liability at December 31, 2010 was $5,099 million ($5,014 million at December 31, 2009). Additional disclosures are provided in Note 14 – Income taxes, to the Company’s Annual Consolidated Financial Statements.

Management's Discussion and Analysis                                                                U.S. GAAP

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk management strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers, including the recent situation in the North American and global economies, can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.
The level of consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in numerous markets. This requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.
There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company’s competitive position.  No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.  As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, newly discovered facts, changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm,

Management's Discussion and Analysis                                                                U.S. GAAP

compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques, evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, and reputation in a particular quarter or fiscal year.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory, and occasionally, punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2010, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at December 31, 2010, CN employed a total of 15,462 employees in Canada, of which 11,782 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the collective agreements remain in effect until the bargaining process has been exhausted as per the Canada Labour Code.
On March 18, 2010, an arbitration decision was issued setting out the terms and conditions of the new collective agreements between CN and the Teamsters Canada Rail Conference (TCRC), covering approximately 1,500 locomotive engineers (representing approximately 90% of the locomotive engineers). These collective agreements will expire on December 31, 2011. This decision concluded the bargaining process initiated by the parties in September 2008. In December 2009, the parties had agreed to end a five-day strike by submitting two outstanding issues, general wage increases and improvements to existing benefits, to binding arbitration.
On March 23, 2010, CN initiated the bargaining process for the renewal of four collective agreements applicable to approximately 3,000 conductors, trainmen and yardmen (CTY), represented by the TCRC-CTY, which were to expire on July 22, 2010. On October 1, 2010, a tentative agreement was reached with the TCRC-CTY for a three year renewal of the collective agreements. The agreement was ratified on November 15, 2010. The new collective agreements will expire on July 22, 2013.
On May 10, 2010, the new collective agreement reached by CN and the TCRC covering approximately 200 rail traffic controllers was ratified. The three-year agreement is retroactive to January 1, 2009.
On May 30, 2010, the tentative agreements reached between CN and the TCRC representing maintenance-of-way employees working on the Chemin de fer de la Matapedia et du Golfe, Ottawa Central Railway and New Brunswick East Coast Railway shortlines were ratified. The three-year agreements are retroactive to January 1, 2009. On October 13, 2010, the TCRC ratified the tentative agreement reached on July 21, 2010, covering conductors and locomotives engineers working on the Chemin de fer de la Matapedia et du Golfe and New Brunswick East Coast Railway shortlines.
On July 19, 2010 and November 26, 2010, the tentative agreements reached between CN and the TCRC and TCRC-CTY for the renewal of the collective agreements covering conductors and locomotive engineers, respectively, working on the Chemin de fer d’intérêt local/Northern Quebec Territory were ratified. The conductors’ agreement is retroactive to December 15, 2007 and the locomotive engineers’ agreement is retroactive to December 15, 2009.

Management's Discussion and Analysis                                                                U.S. GAAP

 On September 1, 2010, CN and the Canadian Auto Workers (CAW) initiated the bargaining process for the renewal of four collective agreements applicable to clerical and intermodal employees, shopcraft mechanics and electricians, excavator operators and owner operator truck drivers working for a CN subsidiary, which were to expire on December 31, 2010. On October 14, 2010, the CAW filed notices of dispute with the Minister of Labour who appointed two conciliation officers. On January 24, 2011, the parties reached tentative agreements for all groups, canceling the strike notice that had been received on January 22, 2011. The agreements are presently out for ratification, which is expected before the end of February 2011.
Disputes with bargaining units could potentially result in strikes, work stoppages, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lock-outs or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce
As at December 31, 2010, CN employed a total of 6,817 employees in the United States, of which 5,624 were unionized employees.
As of February 2011, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); Illinois Central Railroad Company (ICRR); companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); EJ&E; and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). The WC rail traffic controllers became represented in May 2008 and are currently in the process of negotiating their first agreement. Agreements in place have various moratorium provisions, ranging from 2004 to 2014, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation
The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes.  The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada
The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

Management's Discussion and Analysis                                                                U.S. GAAP

On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. The review was conducted in two phases. Phase 1 consisted of analytical work to achieve a better understanding of the state of rail service. Phase 2 commenced on September 23, 2009 with the appointment of a panel to develop recommendations in consultation with stakeholders. Over 100 public submissions were made, including three from CN, in response to the panel’s invitation to all interested parties to provide written submissions. The panel issued an interim report on October 8, 2010, and filed its final report and recommendations with the Minister of Transport and Infrastructure in December 2010. This report will be released to the public in early 2011.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's results of operations or financial position.

Economic regulation – U.S.
The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

The STB has undertaken proceedings in a number of areas in recent years, on issues including fuel surcharges assessed by rail carriers, including the Company and the majority of other large railroads operating within the U.S., computed as a percentage of the base rate for service; rate dispute resolution procedures for medium-sized and smaller rate disputes; and the methodology for calculating the cost of equity component of the industry cost of capital that is used in various regulatory proceedings.  The STB also announced in 2010 that it would be examining in 2011 the commodities and forms of service currently exempt from STB regulation and the liability of third parties for rail car demurrage. In 2011, the STB announced that it would be holding a hearing in May 2011 on the current state of competition in the railroad industry.

As part of the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress has authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet an 80 percent on-time performance standard for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. The STB started assessing in the third quarter of 2010, compliance with the standard based on metrics issued by the FRA on May 12, 2010. If the STB determines that a failure to meet these standards is due to the host railroad’s failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry.  During the 111th Congress (2009 – 2010), legislation to repeal the railroad industry’s limited antitrust exemptions was introduced in both Houses of Congress and was approved by the Senate and House Judiciary Committees. Broader legislation to modify the system of economic regulation of the railroad industry was introduced and approved by the Senate Commerce Committee on December 17, 2009. If enacted, these bills would have made significant changes to the economic regulatory system governing rail operations in the United States. The 111th Congress adjourned without taking final action on this legislation, but there is no assurance that similar legislation will not be introduced in 2011 and progress through the legislative process.

The acquisition of the EJ&E in 2009 followed an extensive regulatory approval process by the STB, which included an Environmental Impact Statement (EIS) that resulted in conditions imposed to mitigate municipalities’ concerns regarding increased rail activity expected along the EJ&E line (see Contractual obligations section of this MD&A). The Company accepted the STB-imposed conditions with one exception. The Company filed an appeal at the U.S. Court of Appeals for the District of Columbia Circuit challenging the STB’s condition requiring the installation of grade separations at two locations along the EJ&E line at Company funding levels significantly beyond prior STB practice.
The STB also imposed a five-year monitoring and oversight condition, during which the Company is required to file with the STB monthly operational reports as well as quarterly reports on the implementation status of the STB-imposed mitigation conditions. This permits the STB to take further action if there is a material change in the facts and circumstances upon which it relied in imposing the specific mitigation conditions. In early 2010, the STB directed an audit of the Company’s EJ&E operational and environmental mitigation reports and released the results of the audit to the public in April 2010.  The audit generally confirmed CN’s compliance with the STB’s reporting conditions and

Management's Discussion and Analysis                                                                U.S. GAAP

its cooperation with local communities to mitigate the adverse impacts of additional traffic expected as a result of the EJ&E transaction. However, the audit recommended clarification of reporting requirements for blocked crossings on the EJ&E line. Based on the audit and subsequent direction by the STB, CN provided requested information to the STB on April 26, 2010. On April 28, 2010, the STB held a hearing to review CN’s reporting on blocked crossing occurrences along the EJ&E line. On December 21, 2010, the STB concurred with the audit’s findings as to CN’s general compliance with the reporting and mitigation conditions it had imposed. The STB indicated that it will continue monitoring blocked crossings occurrences, asked for additional information from CN on certain crossing areas for future quarterly environmental reports, and indicated it would conduct another audit in 2011. The STB also extended the original monitoring and oversight condition for an additional year. In a separate decision, the STB imposed a US$250,000 civil penalty on CN based on its finding that the Company breached the Board’s oversight requirement that it report all blocked crossing occurrences of 10 minutes or more on the EJ&E line, regardless of cause.
Although the STB granted the Company’s application to acquire control of the EJ&E in 2009, challenges have been made by certain communities as to the sufficiency of the EIS which, if successful, could result in further consideration of the environmental impact of the transaction and mitigation conditions imposed. The Company strongly disputes the merit of these challenges, and has intervened in support of the STB’s defense against them.
The final outcome of such challenges, as well as the resolution of matters that could arise during the STB’s remaining five-year oversight of the transaction, cannot be predicted with certainty, and therefore, there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.  In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels.  On August 28, 2009, the EPA issued a proposed rule to extend an ongoing rulemaking to limit sulfur emissions for ocean-going vessels to operations in the Great Lakes. The EPA’s proposed rule would have had an adverse impact on our Great Lakes Fleet operations. The Company’s U.S.-flag vessel operator filed comments on September 28, 2009 in the proceeding. On December 22, 2009, the EPA issued its final emissions regulations, which addressed many of Great Lakes Fleet’s concerns. In addition, the U.S. Coast Guard on August 28, 2009 proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator is participating in this rulemaking proceeding.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Safety regulation - Canada
Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act (Act), as well as the rail portions of other safety-related statutes.  The following action has been taken by the federal government:

In 2008, a full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel (Review Panel) and their report has been tabled in the House of Commons.  The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.

On June 4, 2010, the Minister of Transport tabled Bill C-33 proposing a number of amendments to the Railway Safety Act addressing the recommendations made by the Review Panel. The amendments will require all companies operating a railway under federal jurisdiction to obtain a safety-based railway operating certificate. Bill C-33 also proposes to introduce administrative monetary penalties for violations of designated provisions of the Act or regulations and increases the maximum amount of judicial penalties for contraventions of the Act. Bill C-33 passed second reading in the House of Commons on December 8, 2010, and will be sent to Committee early in 2011.

Management's Discussion and Analysis                                                                U.S. GAAP

Safety regulation - U.S.
Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company continues to analyze the impact of this requirement on its network and is taking steps to ensure implementation in accordance with the new law. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. Implementation costs associated with PTC are estimated to be approximately US$220 million. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and working with the FRA to ensure that its operations conform to the law’s requirements.

No assurance can be given that these or any future regulatory initiatives by the Canadian and U.S. federal governments will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Security
The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the United States. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv) Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials
The Company may be required to transport toxic-by-inhalation (TIH) hazardous materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

Management's Discussion and Analysis                                                                U.S. GAAP

(i) The PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii) The TSA requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

(iii) The PHMSA has issued regulations to enhance the crashworthiness protection of tank cars used to transport TIH and to limit the operating conditions of such cars.

(iv) In Canada, the Transportation of Dangerous Goods Act establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

Other risks
Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets. Government response to such events could adversely affect the Company’s operations. Insurance coverage and premiums could also increase significantly or become unavailable.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its

Management's Discussion and Analysis                                                                U.S. GAAP

customers. To manage its credit risk, on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company’s liquidity and its access to capital at acceptable rates.

Supplier risk
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company’s suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company’s rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company’s ability to procure necessary equipment. To manage its supplier risk, it is the Company’s long-standing practice to ensure that more than one source of supply for a key product or service, where feasible, is available.  Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company’s results of operations or financial position.

Pension funding
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company’s main pension plan, the CN Pension Plan. For accounting purposes, the funded status of all pension plans is calculated at the measurement date under generally accepted accounting principles, which for the Company is December 31. For funding purposes, the funded status of the Canadian pension plans is also calculated under going-concern and solvency scenarios under guidance issued by the Canadian Institute of Actuaries to determine the contribution level. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funded status of the plans and the Company’s results of operations. As such, in 2010, the Company made voluntary contributions of $300 million in excess of the current service cost to strengthen the financial position of its main pension plan, the CN Pension Plan. The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations. Due to recent legislative changes, actuarial valuations which were generally required on a triennial basis, will be required on an annual basis as at December 31, 2011 for the CN Pension Plan. The federal pension legislation allows for funding of deficits, if any, to be paid over a number of years.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company’s ability to meet demand for rail service. The Company expects that approximately 45% of its workforce will be eligible to retire or leave through normal attrition within the next five-year period. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which

Management's Discussion and Analysis                                                                U.S. GAAP

it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations, financial position or liquidity.

Foreign currency
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is in the range of $5 million to $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has a disaster recovery plan in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders  and, as such, could adversely affect the Company’s results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company’s results of operations, financial position or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company’s connecting carriers could directly affect the Company’s operations.

Weather and climate change
The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought and hurricanes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is too early to predict the manner or degree of such impact on the Company at this time. Restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including diesel exhaust, could significantly increase the Company's capital and operating costs or affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. More specifically, climate change legislation and regulation could (a) affect CN’s utility coal customers due to coal capacity being replaced with natural gas generation and renewable energy; (b) make it difficult for CN’s customers to produce products in a cost-competitive manner due to increased energy costs; and (c) increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Management's Discussion and Analysis                                                                U.S. GAAP

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2010, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.
During the fourth quarter ended December 31, 2010, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
As of December 31, 2010, management has assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2010, and issued Management’s Report on Internal Control over Financial Reporting dated February 9, 2011 to that effect.

The Company’s 2010 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 9, 2011

Item 5

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  February 9, 2011

/s/ Claude Mongeau
Claude Mongeau
President and Chief Executive Officer

Item 6
Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Luc Jobin, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:  February 9, 2011
/s/ Luc Jobin
Luc Jobin
Executive Vice-President and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 09, 2011	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel